     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1998

                                                  REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                              DELTEK SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            VIRGINIA                                                             54-1252625
 (STATE OR OTHER JURISDICTION OF                                       (I.R.S. EMPLOYER IDENTIFICATION
                                                                                   NUMBER)
 INCORPORATION OR ORGANIZATION)

                             8280 GREENSBORO DRIVE
                                MCLEAN, VA 22102
                                 (703) 734-8606
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH E. DELASKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             8280 GREENSBORO DRIVE
                                MCLEAN, VA 22102
                                 (703) 734-8606
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                      ------------------------------------

                                   Copies to:

            KATHLEEN L. CERVENY, ESQ.                             MATTHEW S. BROWN, ESQ.
               HAZEL & THOMAS, P.C.                               KATTEN MUCHIN & ZAVIS
       3110 FAIRVIEW PARK DRIVE, SUITE 1400                 525 WEST MONROE STREET, SUITE 1600
              FALLS CHURCH, VA 22042                                CHICAGO, IL 60661
TELEPHONE (703) 641-4200; FACSIMILE (703) 641-4340  TELEPHONE (312) 902-5200; FACSIMILE (312) 902-1061

                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                     PROPOSED
             TITLE OF EACH                                       PROPOSED             MAXIMUM
          CLASS OF SECURITIES              AMOUNT TO BE      MAXIMUM OFFERING        AGGREGATE           AMOUNT OF
           TO BE REGISTERED                 REGISTERED      PRICE PER SHARE(1)    OFFERING PRICE     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..........    3,910,000(2)           $23.125           $90,418,750           $26,674
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, and based on the closing price of the Common Stock as reported on the Nasdaq National Market on July 30, 1998.

(2) Includes 510,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 31, 1998

PROSPECTUS

                                3,400,000 SHARES

                          [LOGO] DELTEK SYSTEMS, INC.

                                  COMMON STOCK

     Of the 3,400,000 shares of Common Stock offered hereby, 500,000 are being sold by Deltek Systems, Inc. ("Deltek" or the "Company") and 2,900,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "DLTK." On July 30, 1998, the closing price of the Common Stock as reported on the Nasdaq National Market was $23.125 per share. See "Price Range of Common Stock and Dividends."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                                                                                                  PROCEEDS TO
                                         PRICE           UNDERWRITING         PROCEEDS TO           SELLING
                                       TO PUBLIC          DISCOUNT(1)         COMPANY(2)         SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------
Per Share.......................                $                   $                   $                       $
-----------------------------------------------------------------------------------------------------------------
Total(3)........................        $                  $                   $                   $
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $425,000.

(3) Certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 510,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount, and
    Proceeds to Selling Shareholders will be $          , $          and
    $          , respectively.

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the
certificates for the shares of Common Stock will be made on or about           ,
1998.

WILLIAM BLAIR & COMPANY
            NATIONSBANC MONTGOMERY SECURITIES LLC
                         BEAR, STEARNS & CO. INC.
                                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                THE DATE OF THIS PROSPECTUS IS           , 1998.

                          [INSIDE FRONT COVER GRAPHIC]

     Product logos for CostPoint, Advantage, System 1, ET Enterprise, Allegro and CFMS together with a representation of the five enterprise-wide product functional areas (project accounting, financial accounting, project management, human resources management and materials management)

                            ------------------------
    Deltek, Costpoint and Allegro are registered trademarks of the Company, and Advantage, CFMS, MICRO/CFMS, CFMS/RD, Electronic Timesheet, ET Enterprise and Web E.T. are trademarks of the Company. This Prospectus also contains trade names and trademarks of other companies that are the property of their respective holders.
                            ------------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise indicated, all information in this Prospectus (i) gives effect to a December 1996 three-for-one split of the Company's common stock, $.001 par value per share (the "Common Stock"); (ii) gives retroactive effect to the Company's May 1998 acquisition of Harper and Shuman, Inc. ("Harper & Shuman") which was accounted for as a pooling-of-interests transaction, and, accordingly, the Consolidated Financial Statements of the Company for the periods prior to the combination have been restated to include the accounts and operations of Harper & Shuman; and (iii) assumes that the Underwriters' over-allotment option is not exercised. Prospective investors should carefully consider the information under the caption "Risk Factors." Except where the context indicates otherwise, all references to the "Company" or "Deltek" herein shall refer to Deltek Systems, Inc. and its subsidiaries.

                                  THE COMPANY

     Deltek is a leading provider of enterprise software products that enable project-oriented organizations to more effectively manage, operate and grow their operations. The Company's software products address the needs specific to such organizations through a wide range of functionality, such as financial and project accounting, human resources management and administration, materials management and project reporting. The Company also provides a full range of services, including implementation and consulting, training and ongoing support. In 1997, 36.5% of the Company's total revenues was derived from software license fees and 57.6% of its total revenues was generated from services. Since its inception, the Company has licensed its products to over 5,000 project-oriented organizations across a spectrum of industries, including architecture and engineering, environmental, systems integration, research and development, contract services and construction, as well as make-to-order manufacturers and not-for-profit organizations. Many of these project-oriented businesses provide products and services under federal government contracts. The Company's customers include Bell Atlantic Federal Integrated Systems, Inc., Computer Sciences Corporation, Lockheed Martin Corp., Northrup Grumman Corporation and Raytheon Service Co., Inc.

     Increasing competition has created pressure for organizations to better utilize information technologies to manage their businesses, improve efficiency, reduce costs and provide employees and management with more timely and pertinent information. Information technology is now viewed as a strategic and tactical tool, as well as a means of facilitating information processing and reducing costs. As a result, many organizations are implementing enterprise-wide business systems to automate their operations, including finance, accounting, manufacturing, human resources, reporting and customer management functions. Most enterprise-wide business systems are general purpose in design and therefore do not address many of the unique requirements of businesses engaged primarily in providing products and services under project-specific contracts and engagements.

     Since its inception, Deltek has focused exclusively on developing and providing products and services designed to meet the needs of project-oriented organizations. The Company believes that this focus is a competitive advantage in serving project-oriented markets relative to companies that offer more general-purpose enterprise software. Deltek believes that its solutions generally are better-suited, require shorter implementation times and cost less to install and maintain than general-purpose enterprise solutions. Deltek's enterprise-wide products consist of Costpoint, an advanced client/server business software system designed for all types of project-oriented organizations; Advantage, a client/server accounting system designed for professional services firms; System 1, a character-based accounting system designed primarily for organizations providing products or services under contracts with the federal government; and CFMS, a family of older-generation project-based accounting systems used primarily by architecture and engineering firms. Deltek's stand-alone application software products, which also can be integrated with the Company's enterprise-wide systems, consist of Electronic Timesheet, an advanced employee timekeeping system, and Allegro, a project budgeting and resource management tool.

     Deltek also provides implementation and consulting, training and ongoing support services as an integral part of its solution. In contrast to general-purpose software vendors that often rely on third-party providers, Deltek has a staff of over 100 experienced system consultants who directly assist Deltek's customers with system implementation. Beyond implementation, the Company provides training either on site or at one of its three training centers. The Company also provides ongoing product maintenance and technical support, which is a significant source of recurring revenues.

     From 1994 through 1997, total revenues increased from $28.8 million to $57.6 million, representing compound annual growth of 26.0%, and income from operations, exclusive of non-recurring charges, increased from $8.4 million to $17.1 million, representing compound annual growth of 26.8%. For the six months ended June 30, 1998, total revenues increased 43.0% from the comparable prior year period to $37.7 million, and income from operations, excluding non-recurring charges, increased 33.7% from the comparable prior year period to $10.1 million.

     The Company has completed three transactions to broaden its product line and extend its technical capabilities. In September 1996, Deltek acquired The Allegro Group, Inc. in order to obtain a project budgeting and resource management product. In April 1998, the Company purchased certain assets of SalesKit Software Corporation ("SalesKit") in order to support its initiative to develop customer and sales opportunity management software for project-oriented businesses. In May 1998, Deltek acquired Harper & Shuman, the leading provider of project accounting software to architecture and engineering firms.

     The Company's objective is to strengthen its position as a leading provider of enterprise software to project-oriented organizations. To achieve this goal, the Company's strategy is to (i) maintain its focus on project-oriented markets;
(ii) expand its technologically advanced product line; (iii) provide superior services; (iv) leverage its large installed customer base; and (v) expand its sales and marketing efforts. The Company may also from time to time consider strategic acquisitions.

     The Company was incorporated in Virginia in 1983. The Company's executive offices are located at 8280 Greensboro Drive, McLean, Virginia 22102, and its telephone number is (703)734-8606. The Company's website address is www.deltek.com. The Company's website is not, and shall not be deemed to be, a part of this Prospectus.

                                  THE OFFERING

Shares Offered by the Company................   500,000
Shares Offered by Selling Shareholders.......   2,900,000
Shares Outstanding Immediately After the
  Offering...................................   18,340,613(1)
Use of Proceeds to the Company...............   For working capital and other general
                                                corporate purposes, including potential
                                                acquisitions or investments in businesses,
                                                technologies or product lines complementary
                                                to the Company's business. See "Use of
                                                Proceeds."
Nasdaq National Market Symbol................   DLTK

---------------
(1) Excludes (i) 1,298,330 shares of Common Stock reserved for issuance under the Company's employee stock option plans upon the exercise of options outstanding as of June 30, 1998, at a weighted average exercise price of $10.18 per share, (ii) 602,273 shares of Common Stock reserved for future issuances under the Company's stock option and stock purchase plans as of June 30, 1998, and (iii) 130,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $22.00 per share.

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                     -----------------------------------------------   ---------------------
                                      1993      1994      1995     1996(2)   1997(3)    1997         1998(4)
                                     -------   -------   -------   -------   -------   -------       -------
                                        (UNAUDITED)                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues.....................  $25,563   $28,814   $34,306   $41,711   $57,646   $26,366       $37,702
Operating expenses before
  non-recurring charges............   18,445    20,395    24,462    30,335    40,500    18,791        27,572
Non-recurring charges..............       --        --        --     1,261       320        --         7,906
Income from operations.............    7,118     8,419     9,844    10,115    16,826     7,575         2,224
Income before income taxes.........    7,353     8,681    10,228    10,507    17,607     7,889         2,724
Net income.........................  $ 7,291   $ 8,453   $10,126   $10,453   $11,709   $ 5,732       $ 1,370
Diluted net income per share.......                                                                  $  0.07
Weighted average shares, diluted...                                                                   18,293

PRO FORMA STATEMENT OF OPERATIONS
  DATA (UNAUDITED)(5):
Provision for income taxes.........  $ 2,798   $ 3,319   $ 3,884   $ 4,092   $ 6,780   $ 3,039
Net income.........................    4,555     5,362     6,344     6,415    10,827     4,850
Diluted net income per share.......  $  0.28   $  0.33   $  0.39   $  0.39   $  0.61   $  0.28
Weighted average shares, diluted...   16,168    16,107    16,279    16,282    17,882    17,539

                                                                   JUNE 30, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(6)
                                                              -------   --------------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $24,684      $35,214
Working capital.............................................   21,052       31,582
Total assets................................................   50,919       61,449
Total shareholders' equity..................................   29,960       40,490

---------------
(1) All amounts have been restated to reflect the acquisition of Harper & Shuman in May 1998, which was accounted for using the pooling-of-interests method of accounting. See Note 1 of Notes to Consolidated Financial Statements.

(2) In 1996, the Company incurred non-recurring, non-cash charges of $867,000 for stock option compensation and $394,000 for purchased in-process research and development. Exclusive of these charges, income from operations, net income, pro forma net income and pro forma diluted net income per share for 1996 would have been $11.4 million, $11.7 million, $7.2 million and $0.44, respectively.

(3) In 1997, the Company incurred a non-recurring, non-cash charge of $320,000 for acquisition costs. Exclusive of this charge, income from operations, net income, pro forma net income and pro forma diluted net income per share for 1997 would have been $17.1 million, $12.0 million, $11.1 million and $0.62, respectively.

(4) In the six months ended June 30, 1998, the Company incurred non-recurring, non-cash charges of $1.1 million for acquisition costs and $6.8 million for purchased in-process research and development. Exclusive of these charges, income from operations, net income and diluted net income per share for the six months ended June 30, 1998 would have been $10.1 million, $6.6 million and $0.36, respectively.

(5) Prior to February 25, 1997, Deltek (excluding Harper & Shuman) elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if Deltek had not elected S Corporation status for the periods indicated.

(6) As adjusted to give effect to the sale of 500,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $23.125 per share), after deducting the estimated underwriting discount and offering expenses, and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements, and actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including the factors set forth below and elsewhere in this Prospectus. See "Information Concerning Forward-Looking Statements."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's future operating results may vary from quarter to quarter depending upon a number of factors, including the demand for its products, the size and timing of specific sales, the delay or deferral of customer implementations, the level of product and price competition that it encounters, the length of its sales cycles, its ability to attract and retain personnel, the timing of new hires, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, the activities of and acquisitions by its competitors, the timing of the Company's national user conference, general economic conditions and its ability to develop and market new software products and enhancements and control costs. The loss or delay of individual orders could have a significant impact on the Company's operating results, particularly on a quarterly basis. Furthermore, while the Company's revenues from license fees are difficult to predict because of the length and variability of the Company's sales cycles (typically 3 to 18 months), the Company's operating expenses are based on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from a limited number of sales could cause significant variations in operating results from quarter to quarter. To the extent such expenses precede, or are not subsequently followed by, anticipated revenues, the Company's operating results could be materially adversely affected.

     For certain of its software products, the Company typically grants its customers a right of return for a full or partial refund of the license fee during a refund period which is generally 60 to 90 days from the date of the initial software delivery. The Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. Costpoint and Allegro license fees are recognized upon the expiration of the applicable refund periods and are recorded as deferred revenues until recognized. Because of customers' refund rights and the varying length of applicable refund periods, deferred revenues at the end of a quarter do not necessarily reflect revenues that the Company will recognize in a succeeding quarter. The Company generally recognizes license fees from its Advantage, System 1 and Electronic Timesheet products upon delivery.

     As a result of these and other factors, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. The Company's future quarterly operating results from time to time may not meet the expectations of market analysts or investors. In such event, the price of the Common Stock would likely be materially adversely affected.

YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems, applications and devices could fail or create erroneous results unless they are modified in some fashion to distinguish 21st century dates from 20th century dates (i.e., to be year 2000 compliant). Management believes that the growth in demand for the Company's products over the past several years is due in part to its customers' need to update their computer systems in preparation for the year 2000. As the year 2000 approaches and the number of upgrades driven primarily by the need to achieve year 2000 compliance diminishes, there can be no assurance that the Company's business, operating results and financial condition will not be adversely impacted.

     Although the software products that the Company currently actively markets either are, or are being redesigned to be, year 2000 compliant, many of the Company's customers are still using non-compliant versions of its products. The Company intends to provide the year 2000 compliant versions of its products as normal product upgrades to all licensees that are using non-compliant versions and are currently receiving ongoing support services from the Company. The Company is attempting to identify those other licensees, which are currently using a non-compliant version of its products but are not receiving ongoing support services, in order to determine whether those licensees intend to continue using the Company's products and, if so, how the Company can assist them in converting to a year 2000 compliant version. Although the Company does not anticipate that the impact of these conversions will be significant, there can be no assurance that the Company will be able to identify and satisfactorily resolve year 2000 issues with such licensees in a manner that will not have a material adverse effect on the Company's business, operating results and financial condition. Although the Company's year 2000 compliant products have, or will have, undergone the Company's normal quality testing procedures, there can be no assurance that these products contain all necessary date code changes. Any system malfunctions due to the onset of the year 2000 and any disputes with customers relating to year 2000 compliance, including licensees of non-compliant products that the Company is unable to locate, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products."

     The Company's internal business information systems are primarily comprised of the commercial application software products offered for license by the Company to its customers. These products are designed to be year 2000 compliant. The Company does, however, utilize some third-party vendor network equipment, telecommunication products and other products which may or may not be year 2000 compliant. The Company also relies, directly and indirectly, on external systems of customers, suppliers, creditors, financial organizations and governmental entities for accurate exchange of data. The Company is evaluating its information technology infrastructure for year 2000 compliance to determine what actions are required to make all internal systems year 2000 compliant and what actions are needed to mitigate vulnerability to problems related to enterprises with which the Company interacts. While the Company has not fully identified the impact of the year 2000 issue on its internal systems or whether any problems can be resolved without disrupting its business and incurring significant expense, the Company's current estimate is that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company will not be affected by year 2000 disruption in the operation of the enterprises with which the Company interacts. Accordingly, year 2000 problems could have a material adverse effect upon the Company's business, operating results and financial condition.

COMPETITION

     The market for client/server-based business application software is intensely competitive and rapidly changing. The Company competes with a number of companies, many of which have significantly greater financial, technical, marketing and other resources than the Company. In addition, certain competitors have well-established relationships with the Company's current and prospective customers and with major accounting and consulting firms that may have an incentive to recommend such competitors over the Company. The Company also faces indirect competition from the internal MIS departments of its potential customers.

     There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing or new competitors. In addition, increased competition may result in price reductions, reduced margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Competition."

HIRING AND RETENTION OF EMPLOYEES; DEPENDENCE ON KEY EMPLOYEES

     The Company's success is dependent upon its ability to attract and retain highly skilled managerial, research and development, consulting, customer service, sales and marketing personnel. Although the Company currently is investing, and plans to continue to invest, significant resources to expand its direct sales force and its technical and customer support staff, the Company has at times experienced difficulties in recruiting qualified personnel. The Company could be adversely affected if it is unable to recruit qualified personnel or if senior managers or other such personnel were to leave the Company and qualified replacements were not available. Competition for skilled personnel in the software industry is intense. There can be no assurance that the Company will continue to be able to attract and retain the personnel it requires to develop and market new and enhanced products or to market and service its existing products and conduct its operations successfully. Any inability to do so could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company may incur increased compensation costs in order to attract and retain skilled employees.

     The Company's success will also depend in part on the continued services of its key employees, particularly its senior management personnel. The Company does not have employment agreements with any of its key employees and does not maintain any key person life insurance. The loss of Kenneth E. deLaski, the Company's President and Chief Executive Officer, Eric F. Brown, its Executive Vice President and Chief Operating Officer, or Dien Hoang Do, its Vice President, Technology, could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON COSTPOINT AND ADVANTAGE PRODUCT LINES; PRODUCT MIGRATION

     For the year ended December 31, 1997 and the six months ended June 30, 1998, 71.3% and 75.1%, respectively, of the Company's software revenues were derived from licenses of its Costpoint and Advantage business software products. In addition, the Company generates service revenues related to its Costpoint and Advantage products. The Company expects its Costpoint and Advantage product lines to continue to account for a significant percentage of the Company's future revenues. Accordingly, factors adversely affecting the pricing of, or the demand for Costpoint and Advantage, such as the success of competitive products or technological change, or the Company's inability to continue to enhance the Costpoint and Advantage product lines to meet the evolving needs of its customers, would have a material adverse effect on the Company's business, operating results and financial condition.

     An important element of the Company's strategy is to license Costpoint to existing System 1 users and to license Costpoint or Advantage to existing CFMS users as those customers reengineer their information systems and migrate to client/server solutions. There can be no assurance, however, that a significant percentage of current System 1 and CFMS customers will migrate to Costpoint or Advantage. In particular, smaller System 1 customers are less likely to migrate to Costpoint because the cost of migrating to a client/server environment may be relatively high and because System 1 may adequately meet their needs. If a significant number of the Company's current System 1 or CFMS customers elect not to migrate to Costpoint or Advantage or purchase competitive products, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business --Products."

RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT; POTENTIAL LIABILITY

     The business application software market is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend, to a substantial degree, upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The Company intends to continue making substantial investments in product development to address advancements in technology, respond to changing customer requirements, extend the functionality of its current products and expand its product line. There can be no assurance that the Company will be successful in completing the development of new products and enhancements or that any new product or enhancement it may introduce will achieve market acceptance.

     The development of new, technologically advanced software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from or integration with older products in order to minimize disruption in sales of existing products. There can be no assurance that the Company's development efforts will progress satisfactorily or keep pace with industry developments. The Company allocates resources for research and development projects based on planned product introductions and enhancements; however, actual expenditures may significantly differ from amounts allocated. The Company has experienced, and may experience in the future, delays in the introduction of its products, due to factors internal and external to the Company. Additionally, because the Company's software products are complex, there can be no assurance that, despite testing, errors will not be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's business, operating results and financial condition. The sale and support of software products by the Company entails the risk of product liability claims. In addition, the failure to perform services to a customer's expectations may result in the Company not being paid for services rendered, may damage the Company's reputation and may result in a claim being brought against the Company. The Company maintains errors and omissions insurance; however, a successful claim for product or service liability brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Products" and "-- Product Development."

RISKS RELATED TO ACQUISITION ACTIVITIES

     As part of its growth strategy, the Company has acquired or invested, and from time to time may acquire or invest, in complementary businesses, technologies and product lines. In April 1998, the Company acquired certain assets of SalesKit and in May 1998, the Company completed the acquisition of Harper & Shuman. In order to achieve the anticipated benefits of these acquisitions and any future acquisitions, the Company must successfully assimilate the operations of the acquired business, and integrate and market its acquired products and technologies in a timely manner. In order to successfully integrate acquired products into the Company's sales and marketing channels, the Company must train its sales force on acquired products and integrate employees of the acquired companies with respect to sales commission, territories, product positioning and training. In addition, certain of such acquired assets, licenses or technology may require significant additional development, such as the completion of product functionality, before the commercial release of products. Although the Company currently has no understandings, commitments or agreements with respect to any additional acquisitions, any such acquisitions may be accompanied by the risks commonly encountered in such transactions. Such risks include, among others, the disruption of the Company's ongoing business; diversion of management from day-to-day operations; amortization of acquired intangible assets; impairment of relationships with customers, employees and strategic partners; the loss of personnel; the difficulty of maintaining uniform standards, controls, procedures and policies; and the potential liabilities arising from any acquisition. The Company's inability to address such risks or fulfill expectations regarding revenues from acquired businesses, products and technologies could have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

     The Company is currently experiencing growth and expansion, internally and through acquisitions, which have placed, and will continue to place, a strain on its administrative, operational and financial resources and demands on its systems and controls. This growth has resulted in an increasing level of responsibility for the Company's management personnel. The Company's ability to manage its growth successfully will also require the Company to continue to expand and improve its operational, management and financial systems and controls on a timely basis. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

UNCERTAINTY OF EXPANSION INTO NEW MARKETS

     The Company believes that its future success is dependent, in part, on its ability to successfully penetrate new project-oriented markets and expand internationally. Although the Company has an ongoing program to further customize and add functionality to its products in order to address the specific needs of customers in new markets, the Company's limited resources may restrict its ability to track developments in these markets, to develop appropriate products, and to effectively pursue marketing activities in multiple markets simultaneously. There can be no assurance that the Company's products will be accepted in new markets. The inability of the Company to successfully expand the markets for its products could have a material adverse effect on its business, operating results and financial condition. See "Business -- Strategy" and "-- Sales and Marketing."

DEPENDENCE UPON ORGANIZATIONS WITH FEDERAL GOVERNMENT CONTRACTS

     A significant portion of the Company's total revenues is derived from customers that provide products and services under federal government contracts. The Company believes that, at least in the near term, such organizations will continue to represent a large percentage of its customers and account for a significant percentage of its total revenues. While such organizations are subject to the same general economic conditions as other businesses, demand for their products and services is also dependent upon applicable procurement policies and the availability of appropriated funds. Any significant downsizing, consolidation or liquidation of such organizations as a result of changes in procurement policies, budget reductions or reallocations or other causes could adversely affect the Company's business, operating results and financial condition.

RELIANCE ON THIRD-PARTY SOFTWARE DEVELOPMENT TOOLS

     The Company licenses from third parties certain software development tools that the Company utilizes in the development of its products. Accordingly, the Company is dependent upon such third parties' abilities to deliver quality products, correct errors, support their current products, develop new and enhanced products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. Should these third-party development tools become unavailable, or should their developers fail to adequately support or enhance them, the Company would be required to rewrite its products using different development tools. Although the Company believes that other development tools with comparable functionality are currently available from other third parties, there can be no assurance that, if needed, replacement products could be obtained on reasonable terms. In addition, there can be no assurance that the Company could successfully rewrite its products using different development tools or that it would not encounter substantial delays in doing so. The Company's inability to rewrite its products using different development tools on a timely and cost-effective basis could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products" and "-- Product Development."

PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT

     The Company's success and ability to compete is dependent in part upon its proprietary software. The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect its rights in its software. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy, design around or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Furthermore, the Company has no patents, and existing copyright law affords only limited protection. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

     There are currently no claims pending against the Company relating to the infringement of any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources from day-to-day operations or cause delays in the delivery or implementation of the Company's products. In addition, such claims could require the Company to discontinue the use of certain software codes or processes, cease the manufacture, use and sale of infringing products, and develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.

CONTROL BY PRINCIPAL SHAREHOLDERS; SHARES ELIGIBLE FOR FUTURE SALE

     The Company's principal shareholders, Kenneth E. deLaski, its President and Chief Executive Officer, and Donald deLaski, its Chairman, together with their affiliates, in the aggregate own approximately 53.9% of the outstanding shares of the Common Stock as of June 30, 1998 and will own approximately 40.3% upon conclusion of this offering. As a result, these shareholders, acting together, are able to effectively control substantially all matters requiring approval by the shareholders of the Company including the election of the Board of Directors and significant corporate transactions. Such influence by such shareholders could delay or prevent a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Substantially all of the Company's restricted securities are available for resale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), including the shares owned by the principal shareholders. Sales of substantial amounts of such restricted securities could adversely affect prevailing market prices for the Common Stock. See "Principal and Selling Shareholders."

VOLATILITY OF THE MARKET PRICE OF THE COMMON STOCK

     The market price of the Common Stock has historically been volatile. The Company believes factors such as quarterly fluctuations in results of operations, announcements of new products and acquisitions by the Company or by its competitors, changes in earnings estimates by analysts, changes in accounting treatments or principles and other factors may cause the market price of the Common Stock to fluctuate, perhaps substantially. The market price of the Common Stock also may be affected by the Company's ability to meet market analysts' expectations, and any failure to meet such expectations could have a material adverse effect on the market price of the Common Stock. In addition, securities prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results of such companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock in the future. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources from day-to-day operations, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock and Dividends."

               INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this Prospectus and the documents incorporated herein by reference include certain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 23E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on the beliefs of, assumptions made by, and information currently available to, the Company's management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and other similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current view of the Company or its management and are subject to certain risks, uncertainties and contingencies which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by these statements. These risks, uncertainties and contingencies include, but are not limited to, the factors discussed under the heading "Risk Factors" and elsewhere in this Prospectus. Deltek undertakes no obligation and does not intend to update, revise or otherwise publicly release the result of any revisions to these forward-looking statements that may be made to reflect future events or circumstances.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 500,000 shares of Common Stock being offered by it hereby, after deducting the estimated underwriting discount and offering expenses, are expected to be approximately $10.5 million (at an assumed offering price of $23.125 per share). The Company intends to use the net proceeds for working capital and other general corporate purposes, including potential acquisitions or investments in businesses, technologies or product lines complementary to the Company's business. The Company currently has no understandings, commitments or agreements with respect to any such transaction nor is it currently engaged in any discussions or negotiations with respect to any such transaction. Pending such uses, the Company intends to invest such net proceeds in short-term, interest bearing, investment grade securities. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Since February 25, 1997, the Common Stock has been traded on the Nasdaq National Market under the symbol "DLTK." The high and low per share sales prices for the Common Stock for each period indicated, as reported on the Nasdaq National Market, are as follows:

                                                                   PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDED DECEMBER 31, 1997
     First Quarter (from February 25, 1997).................  $11.13   $ 8.50
     Second Quarter.........................................   18.00     7.25
     Third Quarter..........................................   23.13    13.63
     Fourth Quarter.........................................   22.50    14.00

YEAR ENDING DECEMBER 31, 1998
     First Quarter..........................................  $21.13   $15.75
     Second Quarter.........................................   25.25    16.50
     Third Quarter (through July 30, 1998)..................   24.50    21.00

     On July 30, 1998, the closing price for the Common Stock as reported on the Nasdaq National Market was $23.125 per share and the Company had approximately 75 holders of record of the Common Stock. Management believes that the number of beneficial holders of Common Stock is substantially larger because most of the shareholders hold such shares in street name.

     As an S Corporation, the Company made cash distributions to its shareholders, including in connection with the termination of the Company's S Corporation status in February 1997. In 1996, 1997 and the six months ended June 30, 1998, the Company paid $11.9 million, $13.6 million and $370,000, respectively, in such cash distributions to the S Corporation shareholders. The Company does not intend to pay cash dividends in the future as it intends to retain all earnings to support its planned growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995     1996(2)   1997(3)    1997     1998(4)
                                            -------   -------   -------   -------   -------   -------   -------
                                               (UNAUDITED)                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees............................  $ 9,104   $ 8,965   $11,656   $14,114   $21,043   $ 9,515   $12,690
  Services................................   13,533    16,421    19,076   24,343     33,216    15,211    23,222
  Third-party equipment and software......    2,926     3,428     3,574    3,254      3,387     1,640     1,790
                                            -------   -------   -------   -------   -------   -------   -------
        Total revenues....................   25,563    28,814    34,306   41,711     57,646    26,366    37,702
Operating expenses:
  Cost of software........................      990     1,092     1,230    1,577      2,079       923     1,133
  Cost of services........................    5,217     6,060     6,937    9,844     14,375     6,363    11,038
  Cost of third-party equipment and
    software..............................    2,085     2,538     2,750    2,516      2,631     1,311     1,382
  Software development....................    5,363     5,212     6,577    8,380     11,214     5,388     7,210
  Sales and marketing.....................    2,773     3,149     4,178    5,000      6,643     3,008     4,882
  General and administrative..............    2,017     2,344     2,790    3,018      3,558     1,798     1,927
  Stock option compensation...............       --        --        --      867         --        --        --
  Acquisition costs.......................       --        --        --       --        320        --     1,096
  Purchased in-process research and
    development...........................       --        --        --      394         --        --     6,810
                                            -------   -------   -------   -------   -------   -------   -------
        Total operating expenses..........   18,445    20,395    24,462   31,596     40,820    18,791    35,478
                                            -------   -------   -------   -------   -------   -------   -------
Income from operations....................    7,118     8,419     9,844   10,115     16,826     7,575     2,224
Interest income, net......................      235       262       384      392        781       314       500
                                            -------   -------   -------   -------   -------   -------   -------
Income before income taxes................    7,353     8,681    10,228   10,507     17,607     7,889     2,724
Provision for income taxes................       62       228       102       54      5,898     2,157     1,354
                                            -------   -------   -------   -------   -------   -------   -------
Net income................................  $ 7,291   $ 8,453   $10,126   $10,453   $11,709   $ 5,732   $ 1,370
                                            =======   =======   =======   =======   =======   =======   =======
Diluted net income per share..............                                                              $  0.07
Weighted average shares, diluted..........                                                               18,293

PRO FORMA STATEMENT OF OPERATIONS DATA
  (UNAUDITED)(5):
Provision for income taxes................  $ 2,798   $ 3,319   $ 3,884   $4,092    $ 6,780   $ 3,039
Net income................................    4,555     5,362     6,344    6,415     10,827     4,850
Diluted net income per share..............  $  0.28   $  0.33   $  0.39   $ 0.39    $  0.61   $  0.28
Weighted average shares, diluted..........   16,168    16,107    16,279   16,282     17,882    17,539

                                                                JUNE 30,
                                                                  1998
                                                              -------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............     $24,684
Working capital.............................................      21,052
Total assets................................................      50,919
Total shareholders' equity..................................      29,960

---------------
(1) All amounts have been restated to reflect the acquisition of Harper & Shuman in May 1998, which was accounted for using the pooling-of-interests method of accounting. See Note 1 of Notes to Consolidated Financial Statements.

(2) In 1996, the Company incurred non-recurring, non-cash charges of $867,000 for stock option compensation and $394,000 for purchased in-process research and development. Exclusive of these charges, income from operations, net income, pro forma net income and pro forma diluted net income per share for 1996 would have been $11.4 million, $11.7 million, $7.2 million and $0.44, respectively.

(3) In 1997, the Company incurred a non-recurring, non-cash charge of $320,000 for acquisition costs. Exclusive of this charge, income from operations, net income, pro forma net income and pro forma diluted net income per share for 1997 would have been $17.1 million, $12.0 million, $11.1 million and $0.62, respectively.

(4) In the six months ended June 30, 1998, the Company incurred non-recurring, non-cash charges of $1.1 million for acquisition costs and $6.8 million for purchased in-process research and development. Exclusive of these charges, income from operations, net income and diluted net income per share for the six months ended June 30, 1998 would have been $10.1 million, $6.6 million and $0.36, respectively.

(5) Prior to February 25, 1997, Deltek (excluding Harper & Shuman) elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if Deltek had not elected S Corporation status for the periods indicated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's consolidated financial condition and consolidated results of operations should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

OVERVIEW

     Deltek is a leading provider of enterprise software products that enable project-oriented organizations to more effectively manage, operate and grow their operations. From 1985 through 1994, substantially all of the Company's revenues were derived from licenses of its System 1 business software, designed primarily for organizations providing products or services under contracts with the federal government, and services related to System 1. In 1992, the Company began development of Costpoint, an advanced client/server-based, enterprise-wide business software system, which was commercially released in June 1995 and which represented approximately 57.9% of the Company's license fees for the six months ended June 30, 1998. The Company's other enterprise software products are Advantage, a client/server accounting system designed for professional services firms, and CFMS, a family of older-generation project-based accounting systems used primarily by architecture and engineering firms. Deltek's stand-alone application software products, which also can be integrated with the Company's enterprise-wide systems, consist of Electronic Timesheet, an advanced employee timekeeping system, and Allegro, a project budgeting and resource management tool. Deltek also provides a full range of services, including implementation and consulting, training and ongoing support for the Company's software products.

     The Company's revenues consist of fees derived from the licensing of its software products, service revenues from consulting and other services, and revenues from the resale of third-party equipment and the sublicensing of third-party software. For certain of its software products, the Company typically grants its customers a right of return for a full or partial refund of the license fee during a refund period, which is generally 60 to 90 days from the date of the initial software delivery. The Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. Costpoint and Allegro license fees are recognized upon the expiration of the applicable refund period and are recorded as deferred revenues until recognized. Because of customers' refund rights and the varying length of applicable refund periods, deferred revenues at the end of a quarter do not necessarily reflect revenues that the Company will recognize in a succeeding quarter. The Company generally recognizes license fees from its Advantage, System 1 and Electronic Timesheet products upon delivery. Implementation and other consulting services are provided on a time and materials basis, billed monthly or semi-monthly and recognized as the services are performed. Ongoing support services are provided for fees that are payable quarterly and initially represent between 15% and 20% of the related software license fee on an annual basis. Revenues from ongoing support services are recognized over the quarter in which the services are provided. Training is billed by the hour or per class and recognized as the services are provided. Revenues from third-party equipment and software are derived from the resale and sublicensing of third-party hardware and software products in connection with the license and installation of the Company's systems and are generally recognized on delivery. The Company derives substantially greater profit margins from license fees than from service revenues or third-party equipment and software revenues. The mix of revenues can fluctuate from quarter to quarter, and such fluctuations can have a material effect on margins. Over the past five years, the percentage of the Company's total revenues represented by service revenues has increased, and the Company anticipates that it will continue to do so.

     During 1994 and 1995, the Company capitalized a greater amount of its software development expenses than it had in previous years due to the development of Costpoint. Upon the commercial release of Costpoint in June 1995, the Company ceased capitalizing costs related to the development of core Costpoint modules and began amortizing previously capitalized costs related to such development. Since June 1995, the Company has only capitalized software development costs related to the development of new Costpoint modules, the Windows version of System 1 and a browser-based Electronic Timesheet product.

     In April 1998, the Company acquired substantially all of the assets of SalesKit and assumed certain related liabilities. The purchase price consisted of $6.1 million of cash in addition to three-year warrants with an estimated fair value of $932,000. The warrants are exercisable for 130,000 shares of Common Stock at an exercise price of $22.00 per share. The acquisition has been accounted for as an asset purchase. The Company assigned $6.8 million of the SalesKit purchase price to in-process research and development based upon an independent appraisal and expensed this amount in 1998. In the opinion of management, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses.

     In May 1998, the Company completed its acquisition of Harper & Shuman by exchanging approximately 686,000 shares of its Common Stock for all of the common stock of Harper & Shuman. The acquisition constituted a tax-free reorganization and has been accounted for as a pooling-of-interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Harper & Shuman as though it had always been a part of Deltek.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of the Company expressed as a percentage of total revenues, and the percentage change in such items compared to the same period in the prior year. There can be no assurance that the trends in revenue growth or operating results will continue in the future.

                                                                         PERCENTAGE OF TOTAL REVENUES
                                                            -------------------------------------------------------
                                                                                                     SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                                            -------------------------------      ------------------
                                                            1995       1996(2)      1997(3)      1997       1998(4)
                                                            -----      -------      -------      -----      -------
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
  License fees............................................   34.0%       33.8%        36.5%       36.1%       33.7%
  Services................................................   55.6        58.4         57.6        57.7        61.6
  Third-party equipment and software......................   10.4         7.8          5.9         6.2         4.7
                                                            -----       -----        -----       -----       -----
    Total revenues........................................  100.0       100.0        100.0       100.0       100.0
Operating expenses:
  Cost of software........................................    3.6         3.8          3.6         3.5         3.0
  Cost of services........................................   20.2        23.6         24.9        24.1        29.3
  Cost of third-party equipment and software..............    8.0         6.0          4.6         5.0         3.7
  Software development....................................   19.2        20.1         19.4        20.5        19.1
  Sales and marketing.....................................   12.2        12.0         11.5        11.4        12.9
  General and administrative..............................    8.1         7.2          6.2         6.8         5.1
  Stock option compensation...............................     --         2.1           --          --          --
  Acquisition costs.......................................     --          --          0.6          --         2.9
  Purchased in-process research and development...........     --         0.9           --          --        18.1
                                                            -----       -----        -----       -----       -----
    Total operating expenses..............................   71.3        75.7         70.8        71.3        94.1
Income from operations....................................   28.7        24.3         29.2        28.7         5.9
Interest income...........................................    1.1         0.9          1.3         1.2         1.3
                                                            -----       -----        -----       -----       -----
Income before income taxes................................   29.8        25.2         30.5        29.9         7.2
Provision for income taxes................................    0.3         0.1         10.2         8.2         3.6
                                                            -----       -----        -----       -----       -----
Net income................................................   29.5%       25.1%        20.3%       21.7%        3.6%
                                                            =====       =====        =====       =====       =====
PRO FORMA STATEMENT OF OPERATIONS DATA (UNAUDITED)(5):
Provision for income taxes................................   11.3%        9.8%        11.8%       11.5%
Net income................................................   18.5        15.4         18.8        18.4

---------------
(1) All amounts have been restated to reflect the acquisition of Harper & Shuman in May 1998, which was accounted for using the pooling-of-interests method of accounting. See Note 1 of Notes to Consolidated Financial Statements.

                                         (Footnotes continued on following page)

(Footnotes continued from previous page)

(2) In 1996, the Company incurred non-recurring, non-cash charges for stock option compensation and purchased in-process research and development. Exclusive of these charges, income from operations, net income and pro forma net income for 1996 would have been 27.3%, 28.1% and 17.2%, respectively, of total revenues.

(3) In 1997, the Company incurred a non-recurring, non-cash charge for acquisition costs. Exclusive of this charge, income from operations, net income and pro forma net income for 1997 would have been 29.7%, 20.9% and 19.3%, respectively, of total revenues.

(4) In the six months ended June 30, 1998, the Company incurred non-recurring, non-cash charges for acquisition costs and purchased in-process research and development. Exclusive of these charges, income from operations and net income for the six months ended June 30, 1998, would have been 26.9% and 17.4%, respectively, of total revenues.

(5) Prior to February 25, 1997, Deltek (excluding Harper & Shuman) elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if Deltek had not elected S Corporation status for the periods indicated.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     License Fees. License fees for the six months ended June 30, 1998 increased by 33.4% to $12.7 million from $9.5 million for the same period in 1997. The increase in license fees was principally attributable to Costpoint license fees, which increased by 51.5% to $7.3 million for the six months ended June 30, 1998 from $4.8 million for the same period in 1997, reflecting increases in the number of modules licensed and the average size of new system installations, offset somewhat by discounts granted to System 1 users migrating to Costpoint systems. Advantage license fees increased by 5.5% to $2.2 million for the six months ended June 30, 1998 as compared to $2.1 million for the same period in 1997. License fees from System 1 products were $1.3 million for the six months ended June 30, 1998 compared to $1.8 million for the six months ended June 30, 1997, a decrease of 30.0%. The decline in System 1 license fees was the result of increased licenses of the Company's advanced client/server system, Costpoint, to new customers. License fees for Electronic Timesheet increased by 127.4% to $1.5 million for the six months ended June 30, 1998 from $665,000 for the same period in 1997. License fees comprised 33.7% of the Company's total revenues for the six months ended June 30, 1998, compared to 36.1% for the comparable prior year period.

     Services. Service revenues for the six months ended June 30, 1998 increased by 52.7% to $23.2 million from $15.2 million for the same period in 1997. The increase in service revenues was principally attributable to increased consulting services related to new implementations of Costpoint systems. Consulting service revenues increased by 96.6% to $10.1 million for the six months ended June 30, 1998 from $5.2 million for the same period in 1997. Other service revenues increased by 30.1% to $13.1 million for the six months ended June 30, 1998 from $10.1 million for the same period in the prior year, principally as a result of the addition of new customers and the license of additional software products to existing customers and, to a lesser extent, increases in service rates. Service revenues comprised 61.6% of the Company's total revenues for the six months ended 1998, compared to 57.7% for the same period in 1997.

     Third-Party Equipment and Software. Revenues from third-party equipment and software for the six months ended June 30, 1998 increased by 9.1% to $1.8 million from $1.6 million for the six months ended June 30, 1997. These revenues comprised 4.7% and 6.2% of total revenues for the six months ended June 30, 1998 and 1997, respectively.

     Cost of Software. Cost of software is comprised primarily of royalties and maintenance payments to third parties, amortization of software development costs, and the cost of production and distribution of software and user manuals. Cost of software for the six months ended June 30, 1998 was $1.1 million, a slight increase from $923,000 for the same period in 1997. This change was due to an increase in licensing activity.

     Cost of Services. Cost of services is comprised primarily of personnel costs for implementation and consulting services, user training and ongoing maintenance and support. Cost of services for the six months ended June 30, 1998 increased by 73.5% to $11.0 million from $6.4 million for the same period in 1997. The increase in cost of services was primarily due to increases in services personnel. Cost of services represented 47.5% and 41.8% of service revenues for the six months ended June 30, 1998 and 1997, respectively. The increase in cost of services as a percentage of service revenues primarily reflected the increase in consulting revenues as a percentage of service revenues. The Company earns a lower margin on its consulting revenues than on its ongoing support service revenues. To a lesser extent, cost of services as a percentage of service revenues increased due to hiring of additional telephone support personnel to service the Company's growing customer base.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software consists of the costs of computer and peripheral equipment and license fees and royalties for third-party software. Cost of third-party equipment and software for the six months ended June 30, 1998 increased to $1.4 million from $1.3 million for the same period in the prior year. As a percentage of related revenues, cost of third-party equipment and software products represented 77.2% and 79.9% for the six months ended June 30, 1998 and 1997, respectively. The decrease in these costs as a percentage of related revenues was the result of changes in the product mix of equipment and software sold.

     Software Development. Software development costs consist primarily of the personnel costs of analysts and programmers who research, develop, maintain and enhance the Company's existing software product lines and develop new products. Software development costs for the six months ended June 30, 1998 increased by 33.8% to $7.2 million from $5.4 million for the same period in 1997. This increase was due primarily to hiring additional personnel. Software development costs represented 19.1% and 20.4% of total revenues for the six months ended June 30, 1998 and 1997, respectively.

     Sales and Marketing. Sales and marketing expenses consist primarily of the costs of the Company's sales and marketing personnel as well as the costs of advertising, direct mail and other sales and marketing activities. Sales and marketing expenses for the six months ended June 30, 1998 increased by 62.3% to $4.9 million from $3.0 million for the same period in 1997. This increase was due primarily to hiring additional personnel and increased marketing activities. The Company expects sales and marketing expenses to continue to increase for the foreseeable future as the Company pursues its strategy. Sales and marketing expenses represented 12.9% of the Company's total revenues for the six months ended June 30, 1998, compared to 11.4% for the same period in 1997. See "Business -- Strategy."

     General and Administrative. General and administrative expenses consist primarily of the personnel costs of the Company's management, administrative and finance staffs as well as the costs of insurance programs, bad debt expenses, professional fees and other infrastructure costs. General and administrative expenses for the six months ended June 30, 1998 increased by 7.2% to $1.9 million from $1.8 million for the same period in 1997. This increase was due primarily to the Company's overall growth. General and administrative expenses represented 5.1% of the Company's total revenues for the six months ended June 30, 1998, compared to 6.8% for the same period in 1997.

     Acquisition Costs. A charge of $1.1 million was recorded for the six months ended June 30, 1998 for the transaction costs related to the acquisition of Harper & Shuman. The acquisition was accounted for as a pooling-of-interests. See "-- Overview."

     Purchased In-Process Research and Development. A charge of $6.8 million was recorded during the six months ended June 30, 1998 for the appraised valuation of the purchased in-process research and development costs acquired from SalesKit. See "-- Overview."

     Interest Income. Interest income results from investment and, to a lesser extent, from installment financing. Interest income for the six months ended June 30, 1998 increased by 59.2% to $500,000 from $314,000 for the same period in 1997. This increase is due to the higher level of cash balances available for investment.

     Income Tax Provision. The Company's effective tax rate for the six months ended June 30, 1998 was 49.7%, as compared to the pro forma effective tax rate of 38.5% for the same period in 1997. The tax rate for the six months ended June 30, 1998 was affected by the nondeductible nature of a majority of the transaction costs for the acquisition of Harper & Shuman. The provision for income taxes for the six months ended June 30, 1998 is based upon the Company's estimate of the effective tax rate for fiscal 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     License Fees. License fees for 1997 increased by 49.1% to $21.0 million from $14.1 million for 1996. Costpoint license fees increased by 52.0% to $11.7 million for 1997 from $7.7 million for 1996, reflecting increases in the number of modules licensed and the average size of new system installations, offset somewhat by discounts granted to System 1 users migrating to Costpoint systems. The increase in Costpoint license fees was partially offset by a 7.4% decrease in license fees for System 1 products to $3.5 million from $3.8 million in 1996, as both the number of systems licensed and the average system size declined. License fees for Electronic Timesheet increased by 82.8% to $1.8 million from $1.0 million in 1996. Advantage and CFMS license fees increased by 131.2% to $3.6 million for 1997, compared to $1.6 million in 1996. License fees comprised 36.5% of the Company's total revenues for 1997, compared to 33.8% for 1996.

     Services. Service revenues for 1997 increased by 36.4% to $33.2 million from $24.3 million for 1996. The increase in service revenues was principally attributable to increased consulting services related to implementations of new Costpoint systems. Consulting service revenues increased by 66.4% to $11.3 million for 1997 from $6.8 million for 1996. Other service revenues increased by 24.8% to $21.9 million for 1997 from $17.5 million for 1996, principally as a result of the addition of new customers and the sale of additional software products to existing customers and, to a lesser extent, increases in service rates. Service revenues comprised 57.6% of the Company's total revenues in 1997, compared to 58.4% for 1996.

     Third-Party Equipment and Software. Revenues from third-party equipment and software for 1997 increased by 4.1% to $3.4 million from $3.3 million for 1996. Revenues from third-party equipment and software comprised 5.9% of the Company's total revenues in 1997, compared to 7.8% in 1996.

     Cost of Software. Cost of software for 1997 increased by 31.8% to $2.1 million from $1.6 million for 1996. This increase was attributable to an increase in licensing activity.

     Cost of Services. Cost of services for 1997 increased by 46.0% to $14.4 million from $9.8 million for 1996. The increase in cost of services was primarily due to hiring additional services personnel to support the Costpoint product line. In addition, reimbursed travel expenses increased by $1.0 million from the prior year due primarily to consulting activity related to Costpoint implementations. Expenses related to the Company's national user conference, which totalled $566,000 and $283,000 in 1997 and 1996, respectively, are also included in cost of services. Cost of services represented 43.3% and 40.4% of service revenues for 1997 and 1996, respectively. The increase in cost of services as a percentage of service revenues primarily reflected the increase in consulting revenues as a percentage of service revenues.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software for 1997 increased by 4.6% to $2.6 million from $2.5 million for 1996. As a percentage of related revenues, cost of third-party equipment and software products represented 77.7% and 77.3% for 1997 and 1996, respectively. The increase in these costs as a percentage of related revenues was the result of continued competitive pressures on the sales prices for third-party products.

     Software Development. Software development costs for 1997 increased by 33.8% to $11.2 million from $8.4 million for 1996. This increase was due primarily to hiring additional personnel. Software development costs represented 19.5% and 20.1% of total revenues for 1997 and 1996, respectively.

     Sales and Marketing. Sales and marketing expenses for 1997 increased by 32.9% to $6.6 million from $5.0 million for 1996. This increase was due primarily to increased personnel, advertising and trade show expenses. Sales and marketing expenses represented 11.5% of the Company's total revenues for 1997 compared to 12.0% for 1996.

     General and Administrative. General and administrative expenses for 1997 increased by 17.9% to $3.6 million from $3.0 million for 1996. This increase was due primarily to additional professional fees and expenses related to the Company's first year as a public company. General and administrative expenses represented 6.2% of the Company's total revenues for 1997, compared to 7.2% for 1996.

     Acquisition Costs. In September 1997, the Company recorded a non-recurring charge of $320,000 representing the costs associated with a potential acquisition that was not consummated.

     Stock Option Compensation. In June 1996, the Company recorded a non-recurring charge to operations in the amount of $867,000 relating to stock option compensation.

     Purchased In-Process Research and Development. In September 1996, the Company recorded a non-recurring charge of $394,000 representing the value of in-process research and development acquired in connection with its acquisition of The Allegro Group, Inc.

     Interest Income. Interest income results from investments and, to a lesser extent, from installment financing. Interest income for 1997 increased by 99.2% to $781,000 from $392,000 for 1996. The increase was due to the higher level of cash balances available for investment.

     Pro Forma Income Tax Provision. The Company's pro forma effective tax rate for 1997 was 38.5%, compared to 38.9% for 1996. The reduction is primarily attributed to the amount of tax-exempt interest income earned in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     License Fees. License fees for 1996 increased by 21.1% to $14.1 million from $11.7 million for 1995. The increase in license fees was principally attributable to Costpoint which was commercially released in June 1995. Costpoint license fees increased by 86.3% to $7.7 million for 1996 from $4.1 million for 1995, reflecting increases in the number of modules licensed and the average size of new system installations, offset somewhat by discounts granted to System 1 users migrating to Costpoint systems. The increase in Costpoint license fees was partially offset by a 21.4% decrease in license fees for System 1 products to $3.8 million from $4.9 million in 1995, as both the number of systems licensed and the average system size declined. License fees for Electronic Timesheet increased by 21.5% to $1.0 million from $833,000 in 1995. The license fees for the Advantage product, which was introduced in December 1996, were $362,000 for 1996. License fees for the CFMS products for 1996 decreased by 37.7% to $1.2 million from $1.9 million for 1995. License fees comprised 33.8% of the Company's total revenues for 1996, compared to 34.0% for 1995.

     Services. Service revenues for 1996 increased by 27.6% to $24.3 million from $19.1 million for 1995. The increase in service revenues was principally attributable to increased consulting services related to implementations of new Costpoint systems. Consulting service revenues increased by 53.3% to $6.8 million for 1996 from $4.4 million for 1995. Other service revenues increased by 19.8% to $17.5 million for 1996 from $14.6 million for 1995, principally as a result of the addition of new customers and the sale of additional software products to existing customers and, to a lesser extent, increases in service rates. Service revenues comprised 58.4% of the Company's total revenues in 1996, compared to 55.6% for 1995.

     Third-Party Equipment and Software. Revenues from third-party equipment and software for 1996 decreased by 9.0% to $3.3 million from $3.6 million for 1995. Revenues from third-party equipment and software comprised 7.8% of the Company's total revenues in 1996, compared to 10.4% in 1995.

     Cost of Software. Cost of software for 1996 increased by 28.2% to $1.6 million from $1.2 million for 1995. This increase was attributable to increased software amortization expense and increased licensing activity.

     Cost of Services. Cost of services for 1996 increased by 41.9% to $9.8 million from $6.9 million for 1995. The increase in cost of services was primarily due to hiring additional services personnel to support the Costpoint product line. In addition, travel expenses increased by $641,000 from the prior year due primarily to consulting activity related to Costpoint implementations. Cost of services for 1996 also included $283,000 related to the Company's national user conference in April 1996. Cost of services represented 40.4% and 36.4% of service revenues for 1996 and 1995, respectively. The increase in cost of services as a percentage of service revenues reflected Company's investment in the initial implementations of Costpoint systems by providing consulting services to a number of customers at reduced fees or no charge and also reflected increased reimbursed travel expenses, which are billed to the customer at cost, and the national user conference, for which customer billings approximated cost.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software for 1996 decreased by 8.5% to $2.5 million from $2.8 million for 1995. As a percentage of related revenues, cost of third-party equipment and software products represented 77.3% and 76.9% for 1996 and 1995, respectively. The increase in these costs as a percentage of related revenues was the result of several large sales of third-party equipment at volume discounts in connection with complex Costpoint implementations performed in early 1996.

     Software Development. Software development costs for 1996 increased by 27.4% to $8.4 million from $6.6 million for 1995. This increase was due primarily to hiring additional personnel and a decrease in capitalized software production costs which occurred after the commercial release of Costpoint in June 1995. Software development costs represented 19.2% and 20.1% of total revenues for 1995 and 1996, respectively.

     Sales and Marketing. Sales and marketing expenses for 1996 increased by 19.7% to $5.0 million from $4.2 million for 1995. This increase was due primarily to increased personnel, advertising and trade show expenses. Sales and marketing expenses represented 12.0% of the Company's total revenues for 1996, compared to 12.2% for 1995.

     General and Administrative. General and administrative expenses for 1996 increased by 8.2% to $3.0 million from $2.8 million for 1995. This increase was due primarily to an increase in bad debt expense. General and administrative expenses represented 7.2% of the Company's total revenues for 1996, compared to 8.1% for 1995.

     Stock Option Compensation. In June 1996, the Company recorded a non-recurring charge to operations in the amount of $867,000 relating to stock option compensation.

     Purchased In-Process Research and Development. In September 1996, the Company recorded a non-recurring charge of $394,000 representing the value of in-process research and development acquired in connection with its acquisition of The Allegro Group, Inc.

     Interest Income. Interest income for 1996 increased by 2.1% to $392,000 from $384,000 for 1995. The increase was due to the higher level of cash balances available for investment.

     Pro Forma Income Tax Provision. The Company's pro forma effective tax rate for 1996 was 38.9%, compared to 38.0% for 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited historical and pro forma consolidated statement of operations data of the Company for the eight quarters ended June 30, 1998, and such data expressed as a percentage of total revenues for such quarters. These data have been derived from the Company's unaudited quarterly consolidated financial statements. In management's opinion, these quarterly consolidated financial statements have been prepared on a basis consistent with the audited Consolidated Financial Statements contained in this Prospectus or incorporated by reference herein, and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the information presented, when read in conjunction with the Company's audited Consolidated Financial

Statements, including the Notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein.

                                   1996 QUARTERS ENDED               1997 QUARTERS ENDED              1998 QUARTERS ENDED
                                  ---------------------   -----------------------------------------   --------------------
                                  SEPT. 30(2)   DEC. 31   MAR. 31   JUNE 30   SEPT. 30(3)   DEC. 31   MAR. 31   JUNE 30(4)
                                  -----------   -------   -------   -------   -----------   -------   -------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
  License fees..................    $ 3,527     $ 4,799   $ 4,706   $ 4,809     $ 5,141     $ 6,387   $ 5,883    $ 6,807
  Services......................      6,123       6,971     7,523     7,688       8,736       9,269    11,093     12,129
  Third-party equipment and
    software....................        968       1,034       534     1,106         624       1,123       777      1,013
                                    -------     -------   -------   -------     -------     -------   -------    -------
    Total revenues..............     10,618      12,804    12,763    13,603      14,501      16,779    17,753     19,949
Operating expenses:
  Cost of software..............        413         333       412       511         567         589       531        602
  Cost of services..............      2,308       2,598     3,087     3,276       3,928       4,084     5,139      5,899
  Cost of third-party equipment
    and software................        764         830       417       894         479         841       603        779
  Software development..........      2,135       2,466     2,605     2,783       2,683       3,143     3,334      3,876
  Sales and marketing...........      1,298       1,460     1,427     1,581       1,551       2,084     2,257      2,625
  General and administrative....        729         735       918       880         887         873     1,066        861
  Acquisition costs.............         --          --        --        --         320          --        --      1,096
  Purchased in-process research
    and development.............        394          --        --        --          --          --        --      6,810
                                    -------     -------   -------   -------     -------     -------   -------    -------
    Total operating expenses....      8,041       8,422     8,866     9,925      10,415      11,614    12,930     22,548
                                    -------     -------   -------   -------     -------     -------   -------    -------
Income (loss) from operations...      2,577       4,382     3,897     3,678       4,086       5,165     4,823     (2,599)
Interest income, net............         78         103        61       253         236         231       250        250
                                    -------     -------   -------   -------     -------     -------   -------    -------
Income (loss) before income
  taxes.........................      2,655       4,485     3,958     3,931       4,322       5,396     5,073     (2,349)
Provision (benefit) for income
  taxes.........................        (69)        146       684     1,473       1,640       2,101     1,967       (613)
                                    -------     -------   -------   -------     -------     -------   -------    -------
Net (loss) income...............    $ 2,724     $ 4,339   $ 3,274   $ 2,458     $ 2,682     $ 3,295   $ 3,106    $(1,736)
                                    =======     =======   =======   =======     =======     =======   =======    =======
Diluted net income (loss) per
  share.........................    $  0.17     $  0.27   $  0.19   $  0.14     $  0.15     $  0.18   $  0.17    $ (0.10)
Weighted average shares,
  diluted.......................     16,371      16,265    17,002    18,097      18,257      18,157    18,205     18,323
PRO FORMA STATEMENT OF
  OPERATIONS DATA(5):
Provision for income taxes......    $ 1,018     $ 1,778   $ 1,566
Net income......................      1,637       2,707     2,392
Diluted net income per share....    $  0.10     $  0.17   $  0.14

---------------
(1) All amounts have been restated to reflect the acquisition of Harper & Shuman in May 1998, which was accounted for using the pooling-of-interests method of accounting. See Note 1 of Notes to Consolidated Financial Statements.

(2) In the three months ended September 30, 1996, the Company incurred a non-recurring, non-cash charge of $394,000 for purchased in-process research and development. Exclusive of this charge, income from operations, net income, pro forma net income and pro forma diluted net income per share for the three months ended September 30, 1996 would have been $3.0 million, $3.1 million, $1.9 million and $0.11, respectively.

(3) In the three months ended September 30, 1997, the Company incurred a non-recurring, non-cash charge of $320,000 for acquisition costs. Exclusive of this charge, income from operations, net income and diluted net income per share for the three months ended September 30, 1997 would have been $4.4 million, $3.0 million and $0.16, respectively.

(4) In the three months ended June 30, 1998, the Company incurred non-recurring, non-cash charges of $1.1 million for acquisition costs and $6.8 million for purchased in-process research and development. Exclusive of these charges, income from operations, net income and diluted net income per share for the three months ended June 30, 1998 would have been $5.3 million, $3.4 million and $0.19, respectively.

(5) Prior to February 25, 1997, Deltek (excluding Harper & Shuman) elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if Deltek had not elected S Corporation status for the periods indicated.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations almost exclusively from cash flow from its operations. As of June 30, 1998, the Company had cash and cash equivalents of $4.2 million, marketable securities of $20.5 million and working capital of $21.1 million.

     For the six months ended June 30, 1998, the Company's net cash provided by operating activities was $6.3 million. Accounts receivable, net of the allowance for doubtful accounts, were $12.9 million as of June 30,

1998, compared to $9.9 million as of December 31, 1997. Accounts receivable days sales outstanding was 55 days as of June 30, 1998, compared to 54 days as of December 31, 1997. The increase in deferred revenue reflects increased Costpoint license fees, for which revenues are recognized upon the expiration of the refund period. Exclusive of unbilled receivables, which were recorded as deferred revenue, days sales outstanding were 39 days as of June 30, 1998, compared to 37 days as of December 31, 1997. While the Company believes that its allowance for doubtful accounts as of June 30, 1998, remains adequate, there can be no assurance that such allowance will be sufficient to cover receivables which are later determined to be uncollectible.

     Investing activities utilized $13.2 million for the six months ended June 30, 1998. This amount included $6.0 million for the assets acquired from SalesKit, $5.5 million in acquired marketable securities, $1.2 million in purchased property and equipment and $420,000 of capitalized software production costs.

     Financing activities for the six months ended June 30, 1998 consisted primarily of $304,000 in proceeds from the exercise of stock options and $285,000 from the issuance of stock under the Company's employee stock purchase plan. This was offset by $370,000 in a final distribution to the Company's S Corporation shareholders.

     The Company has a $1.0 million bank line of credit which will be secured by substantially all of the Company's assets and bear interest at the lender's prime rate. To date, no amounts have been drawn under the line of credit.

     The Company believes that its current liquidity, together with anticipated cash flow from operations and proceeds of this offering, will satisfy the Company's anticipated working capital and capital expenditure requirements through the foreseeable future. However, depending on its rate of growth, profitability and other factors, some of which are not in the Company's control, the Company believes additional financing may be required to meet its working capital requirements or capital expenditure needs, including acquisitions, in the future. There can be no assurance that additional financing will be available when required or, if available, that any such financing will be on terms satisfactory to the Company.

     Year 2000 Compliance. Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems, applications and devices could fail or create erroneous results unless they are modified in some fashion to distinguish 21st century dates from 20th century dates (i.e., to be year 2000 compliant). Management believes that the growth in demand for the Company's products over the past several years is due in part to its customers' need to update their computer systems in preparation for the year 2000. As the year 2000 approaches and the number of upgrades driven primarily by the need to achieve year 2000 compliance diminishes, there can be no assurance that the Company's business, operating results and financial condition will not be adversely impacted.

     Although the software products that the Company currently actively markets either are, or are being redesigned to be, year 2000 compliant, many of the Company's customers are still using non-compliant versions of its products. The Company intends to provide the year 2000 compliant versions of its products as normal product upgrades to all licensees that are using non-compliant versions and are currently receiving ongoing support services from the Company. The Company is attempting to identify those licensees, which are currently using a non-compliant version of its products but are not receiving ongoing support services, in order to determine whether those licensees intend to continue using the Company's products and, if so, how the Company can assist them in converting to a year 2000 compliant version. Although the Company does not anticipate that the impact of these conversions will be significant, there can be no assurance that the Company will be able to identify and satisfactorily resolve year 2000 issues with such licensees in a manner that will not have a material adverse effect on the Company's business, operating results and financial condition. Although the Company's year 2000 compliant products have, or will have, undergone the Company's normal quality testing procedures, there can be no assurance that these products contain all necessary date code changes. Any system malfunctions due to the onset of the year 2000 and any disputes with customers relating to year 2000 compliance, including licensees of non-compliant products that the Company is unable to locate, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products."

     The Company's internal business information systems are primarily comprised of the commercial application software products offered for license by the Company to its customers. These products are designed to be year 2000 compliant. The Company does, however, utilize some third-party vendor network equipment, telecommunication products and other products which may or may not be year 2000 compliant. The Company also relies, directly and indirectly, on external systems of customers, suppliers, creditors, financial organizations and governmental entities for accurate exchange of data. The Company is evaluating its information technology infrastructure for year 2000 compliance to determine what actions are required to make all internal systems year 2000 compliant and what actions are needed to mitigate vulnerability to problems related to enterprises with which the Company interacts. While the Company has not fully identified the impact of the year 2000 issue on its internal systems or whether any problems can be resolved without disrupting its business and incurring significant expense, the Company's current estimate is that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company will not be affected by year 2000 disruption in the operation of the enterprises with which the Company interacts. Accordingly, year 2000 problems could have a material adverse effect upon the Company's business, operating results and financial condition.

                                    BUSINESS

     Deltek is a leading provider of enterprise software products that enable project-oriented organizations to more effectively manage, operate and grow their operations. The Company's software products address the needs specific to such organizations through a wide range of functionality, such as financial and project accounting, human resources management and administration, materials management and project reporting . The Company also provides a full range of services, including implementation and consulting, training and ongoing support. In 1997, 36.5% of the Company's total revenues was derived from software license fees and 57.6% of its total revenues was generated from services. Since its inception, the Company has licensed its products to over 5,000 project-oriented organizations across a spectrum of industries, including architecture and engineering, environmental, systems integration, research and development, contract services and construction, as well as make-to-order manufacturers and not-for-profit organizations. Many of these project-oriented businesses provide products and services under federal government contracts. The Company's customers include Bell Atlantic Federal Integrated Systems, Inc., Computer Sciences Corporation, Lockheed Martin Corp., Northrup Grumman Corporation and Raytheon Service Co., Inc.

     From 1994 through 1997, total revenues increased from $28.8 million to $57.6 million, representing compound annual growth of 26.0%, and income from operations, exclusive of non-recurring charges, increased from $8.4 million to $17.1 million, representing compound annual growth of 26.8%. For the six months ended June 30, 1998, total revenues increased 43.0% from the comparable prior year period to $37.7 million, and income from operations, excluding non-recurring charges, increased 33.7% from the comparable prior year period to $10.1 million.

     The Company has completed three transactions to broaden its product line and extend its technical capabilities. In September 1996, Deltek acquired The Allegro Group, Inc. in order to obtain a project budgeting and resource management product. In April 1998, the Company purchased certain assets of SalesKit in order to support its initiative to develop customer and sales opportunity management software for project-oriented businesses. In May 1998, Deltek acquired Harper & Shuman, the leading provider of project accounting software to architecture and engineering firms.

INDUSTRY BACKGROUND

     Increasing competition has created pressure for organizations to better utilize information technologies to manage their businesses, improve efficiency, reduce costs and provide employees and management with more timely and pertinent information. Information technology is now viewed as a strategic and tactical tool, as well as a means of facilitating information processing and reducing costs. As a result, many organizations are implementing enterprise-wide business systems to automate their operations, including finance, accounting, manufacturing, human resources, reporting and customer management functions. According to International Data Corporation, the market for accounting and human resources client/server enterprise software applications grew more than 40% in 1997 to $4.5 billion, and is expected to grow at a compound annual rate of 28% between 1997 and 2001.

     Most enterprise-wide business systems are general purpose in design and, without significant customization, do not address many of the unique requirements of businesses engaged primarily in providing products and services under project-specific contracts and engagements. Project-oriented businesses, including architecture and engineering, environmental, systems integration, research and development, contract services, and construction firms, make-to-order manufacturers and not-for-profit organizations, have many project-specific requirements. Such requirements include the need to track costs and profitability on a project-by-project basis, provide timely project information to managers and customers and submit accurate and detailed bills, often in compliance with complex industry-specific and regulatory requirements. Many project-oriented businesses provide products and services under government contracts. Project accounting for these organizations often requires the use of sophisticated methodologies for allocating and computing project costs and revenues.

     The use of project-oriented business application software systems is expanding as a result of a number of economic trends. Service organizations traditionally have utilized project accounting more than manufacturing firms due to the need to customize their services for each client and to properly allocate the associated revenues and costs. Therefore, as the shift from a manufacturing-based economy to a service-based economy continues, the market for project-oriented businesses is expanding. Furthermore, the trend towards outsourcing an increasing range of activities broadens the market for project-oriented businesses as both customers and vendors need to track the costs associated with their projects. Finally, many organizations with significant internal development activities can benefit from the use of project accounting systems to closely monitor their progress and cost.

     As the number and type of project-oriented businesses increase, such businesses are demanding increasingly sophisticated tools to address their core information and accounting needs, including project accounting, employee time collection, project budgeting, project reporting and customer management. At the same time, these organizations are recognizing that, because most aspects of their businesses revolve around their project orientation, they can achieve efficiencies in a number of other accounting and business functions, such as general ledger, accounts payable, accounts receivable, materials management and human resources, through the use of software applications designed to address the special needs of project-oriented businesses. Like other businesses, project-oriented organizations are also demanding solutions that allow them to combine their business software applications into a single integrated, enterprise-wide system.

THE DELTEK SOLUTION

     Deltek is a leading provider of enterprise software products that enable project-oriented organizations to more effectively manage, operate and grow their operations. The Company's software products address the needs specific to such organizations through a wide range of functionality, such as financial and project accounting, human resources management and administration, materials management and project reporting. The Company also provides a full range of services, including implementation and consulting, training and ongoing support.

     Since its inception, Deltek has focused exclusively on developing and providing products and services designed to meet the needs of project-oriented organizations. The Company believes that this focus is a competitive advantage in serving project-oriented markets relative to companies that offer more general-purpose enterprise software. Deltek believes that its solutions generally are better-suited, require shorter implementation times and cost less to install and maintain than general-purpose enterprise solutions. Deltek's enterprise-wide products consist of Costpoint, an advanced client/server business software system designed for all types of project-oriented organizations; Advantage, a client/server accounting system designed for professional services firms; System 1, a character-based accounting system designed primarily for organizations providing products or services under contracts with the federal government; and CFMS, a family of older-generation project-based accounting systems used primarily by architecture and engineering firms. Deltek's stand-alone application software products, which also can be integrated with the Company's enterprise-wide systems, consist of Electronic Timesheet, an advanced employee timekeeping system, and Allegro, a project budgeting and resource management tool.

     Deltek also provides implementation and consulting, training and ongoing support services as an integral part of its solution. In contrast to general-purpose software vendors that often rely on third-party providers, Deltek has a staff of over 100 experienced system consultants who directly assist Deltek's customers with system implementation. Beyond implementation, the Company provides training either on site or at one of its three training centers. The Company also provides ongoing product maintenance and technical support to its customers, which is a significant source of recurring revenues.

STRATEGY

     The Company's objective is to strengthen its position as a leading provider of enterprise software products to project-oriented organizations by pursuing a strategy that includes the following elements:

     Maintain Focus on Project-Oriented Markets. Since its inception, the Company has focused on addressing the unique business needs of project-oriented organizations. The Company believes that its exclusive focus on developing applications for project-oriented organizations is a competitive advantage in serving these markets relative to companies that offer more general-purpose enterprise software. Deltek believes that its solutions generally are better-suited for project-oriented businesses, require shorter implementation times and cost less to install and maintain than general-purpose enterprise solutions. Deltek intends to capitalize on the expertise that it has developed by continuing to market to project-oriented businesses, including those operating under federal government contracts, architecture and engineering firms and other professional and technical organizations. The Company plans to develop specific expertise in certain vertical markets, such as construction and make-to-order manufacturing, that it believes offer particular opportunities for application of its project-oriented product line.

     Expand Comprehensive, Technologically Advanced Product Line. The Company has developed a family of complementary products with broad-based functionality, usable in a variety of technology environments, that it offers to project-oriented businesses. Deltek intends to continue to expand the breadth of its product offering and to enhance the features and functionality of its applications. The Company's current technology initiatives include development of a Microsoft Windows version of System 1, the completion of interfaces that will allow Allegro to be fully integrated with Costpoint, Advantage and System 1, development of a customer management and sales force automation application, and development of a new n-tier, "thin" client architecture, which will allow the Company's products to be used over an Internet connection.

     Provide Superior Services. An integral part of Deltek's solution is to provide superior services, including implementation and consulting, training and ongoing support, directly to its customers. Services represented 61.6% of the Company's total revenues in the six months ended June 30, 1998. The Company believes that its reputation for providing high quality services and its approach of working directly with customers are significant competitive advantages that result in a high level of customer loyalty.

     Leverage Large Installed Customer Base. Deltek's large installed customer base enables the Company to generate revenues from ongoing services and product enhancements provided to these customers. The Company's strategy is to (i) maintain and strengthen relationships with its existing customers by providing ongoing support services; and (ii) derive additional revenues by migrating clients to more advanced products within the Company's product line, licensing add-on application software products and offering its customers additional consulting and training services. An important element of the Company's strategy is to license its Costpoint, Advantage and new System 1 for Windows applications to existing System 1 and CFMS users as these customers migrate to client/server environments or otherwise update their technology systems.

     Expand Sales and Marketing Efforts. With an established product line and a substantial market opportunity, the Company intends to continue the recent expansion of its sales and marketing activities. Between December 31, 1996 and June 30, 1998, the Company increased the number of its sales and marketing professionals, all of whom are in-house, from 23 to 56. The Company's sales and marketing growth plans include continuing to add to its in-house capabilities, utilizing resellers for certain of its products and extending its sales and marketing efforts to international markets.

PRODUCTS

     Deltek's enterprise-wide products consist of Costpoint, Advantage, System 1 and CFMS, and its application software products consist of Electronic Timesheet and Allegro.

     Costpoint. Costpoint is an advanced client/server-based, enterprise-wide business software system, consisting of over 25 integrated module applications, including financial accounting, project accounting, human resource and payroll administration, materials management and project reporting. Costpoint is designed to meet the specialized needs of project-oriented businesses, including project costing, indirect cost allocation, revenue recognition, project budgeting and project reporting. Costpoint also meets the regulatory and reporting requirements of businesses with federal government contracts. Costpoint combines these capabilities with applications in other business system areas that are designed for the special needs of project-oriented businesses. Through its open data architecture and the use of drill-down inquiries, on-line analytical processing ("OLAP") tools and standard reports, Costpoint provides managers with timely and pertinent information.

     Costpoint is year 2000 compliant and utilizes an open, relational database architecture on the server and Microsoft Windows operating systems on the desktop client PC. Costpoint can be operated on a variety of network operating systems, including Windows NT, UNIX and Novell Netware and currently supports Oracle Systems Corporation ("Oracle"), Microsoft SQLServer, Sybase Inc. ("Sybase") and Centura Corporation ("Centura") relational databases. Costpoint was developed with extensive use of object-oriented programming techniques utilizing a fourth generation language together with C++ and database-specific stored procedures to maximize performance. As a result of this architecture, Costpoint is scaleable and can be utilized in organizations with 3 to 300 concurrent users.

     The Company began development of Costpoint in 1992 and commercially released the product in June 1995. Through June 30, 1998, the Company had licensed approximately 513 Costpoint systems. License fees for Costpoint systems vary depending on the number of users and sites and the number and types of modules licensed. During the six months ended June 30, 1998, the Company licensed a number of Costpoint systems for an initial license fee, exclusive of services, between $200,000 and $850,000; however, the majority of new Costpoint customers paid an initial license fee, exclusive of services, between $50,000 and $200,000. See "Risk Factors -- Dependence on Costpoint and Advantage Product Lines; Product Migration."

     The following table lists the principal Costpoint application modules:

[CAPTION]

         MODULE                                     APPLICATIONS
Financial Accounting       General Ledger               Travel
                           Accounts Payable             Fixed Assets
                           Accounts Receivable          Workflow
                           Consolidations               Multicurrency*
Project Accounting         Project Setup                Project Billing
                           Project Reporting            Project Cost and Revenue
                                                        Processing
                           Project Budgeting            Project Management Interfaces
Human Resources and        Labor                        Benefits
  Administration           Payroll                      Labor/Payroll Interfaces
                           Human Resources
Materials Management       Product Definition           Product Control Routings
                           Purchasing and Receiving     Routings
                           Procurement Planning         Engineering Change Notice*
                           Inventory                    Material Requirements Planning*
                           Bills of Material
                           Sales Order Entry
Reporting Tools            CP Reports**
                           CP Scope**
 * Under development.
** Software licensed from third parties and sublicensed to Deltek customers.

     Advantage. Advantage, an integrated, project-focused accounting system for professional services firms, was designed and developed by Harper & Shuman, which was acquired by the Company in May 1998. The Advantage product currently includes comprehensive modules for financial accounting, project control, accounts payable, billing, payroll, and time and expense keeping. Advantage employs 32-bit technology, provides a superior user interface utilizing current Microsoft Windows platforms, and utilizes either Microsoft SQLServer or Access database platforms. Advantage can operate on a stand-alone PC or within a local or wide area network environment.

     Advantage has fewer modules, is generally less complex and easier to implement and results in a lower cost of ownership than Costpoint. Accordingly, the Company expects to market Advantage primarily to small and mid-sized professional services firms with relatively less complex requirements.

     The Company began development of Advantage in 1995 in response to the technical maturation of the CFMS product line. Advantage was commercially released in December 1996 and is year 2000 compliant. Through June 30, 1998, it has been licensed to approximately 1,100 organizations, primarily architecture and engineering firms. These include approximately 1,000 customers who have migrated from the older CFMS product line. License fees for Advantage systems vary depending on the number of the customer's employees and sites and the number and types of modules licensed. For the six months ended June 30, 1998, the majority of the Company's new Advantage customers paid an initial license fee, exclusive of services, between $5,000 and $40,000. With the recent introduction of the Microsoft SQLServer version of Advantage, the Company expects related license fees to increase.

     System 1. System 1, Deltek's original accounting system, was designed specifically for use by organizations with federal government contracts and helps these organizations comply with federal regulations. System 1 is character-based, operates on Novell Netware, UNIX and Digital VAX/VMS network operating systems and utilizes a proprietary COBOL data structure. System 1 consists of 23 application modules, including financial accounting, labor and payroll administration, materials management and project reporting. The Company intends to provide support services and product maintenance for the character-based version of System 1 for the foreseeable future.

     The Company estimates that approximately 1,800 companies have licensed System 1 since it was commercially released in 1985. As of June 30, 1998, approximately 1,500 licensees were continuing to pay for ongoing support services related to System 1. License fees for System 1 vary depending upon the number of users and sites and the number and types of modules licensed. Since the Company's introduction of its more advanced Costpoint system, the majority of its new customers have licensed Costpoint systems, and new System 1 sales have decreased in number and system size. For the six months ended June 30, 1998, the majority of new System 1 customers paid an initial license fee, exclusive of services, between $10,000 and $50,000.

     An important element of the Company's strategy is to license Costpoint to larger and more complex System 1 customers as those customers reengineer their information systems and migrate to new client/server business software solutions. Smaller System 1 customers are less likely to migrate to Costpoint because the cost of migrating to a client/server environment may be relatively high and because System 1 adequately meets their needs. The Company estimates that larger and more complex customers comprise approximately one-third of its System 1 customers. To encourage these System 1 customers to migrate to Costpoint, the Company offers substantial discounts to existing System 1 users and provides automated data conversion programs which provide significant assistance in the Costpoint upgrade/implementation process. As of June 30, 1998, approximately 126 of the Company's System 1 customers had migrated to or were in the process of migrating to Costpoint systems. The Company is also developing a Windows-based version of System 1 which is targeted for release in the second half of 1999 and which will be directed towards the smaller and less-complex System 1 users.

     System 1 is currently not year 2000 compliant. However, the year 2000 compliant version of System 1 was released in Beta form in April 1998, and is expected to be commercially available by the fall of 1998. The Company intends to provide the year 2000 compliant version of System 1 as a normal product upgrade to System 1 licensees currently on support and the Company believes that most of the licensees currently using a non-compliant version of System 1 are receiving ongoing product maintenance and support from the Company. The Company is attempting to identify those System 1 licensees who are not currently on support in order to determine whether they intend to continue using System 1 and, if so, how the Company can assist them in converting to a year 2000 compliant version of System 1. See "Risk Factors -- Year 2000 Compliance."

     CFMS. The CFMS product line includes three older-generation accounting systems designed and developed for architecture and engineering firms by Harper & Shuman, which was acquired by the Company in May 1998. The Company intends to seek to migrate CFMS users to Advantage or Costpoint. To date, approximately 1,000 CFMS users have migrated to the Advantage product. The Company plans to continue to offer telephone support services to CFMS users for the foreseeable future but does not plan to make significant software enhancements to these products.

     Two of the three CFMS products are currently not year 2000 compliant. The Company has completed development of a year 2000 compliant version of the third CFMS product and intends to provide the compliant version as a normal product upgrade to all licensees of that product currently on support. The Company is attempting to identify those licensees of that product no longer on support to determine whether they intend to continue using the product and, if so, how the Company can assist them in converting to the year 2000 compliant version or to Advantage or Costpoint. Although the Company is still identifying licensees using the two non-compliant CFMS products, the Company estimates that there are fewer than 1,100 licensees currently using them. The Company intends to offer discounts to encourage licensees currently using the two non-compliant CFMS products, which are based on outdated technology, to migrate to Advantage or Costpoint or to the year 2000 compliant CFMS product. See "Risk Factors -- Year 2000 Compliance."

     Electronic Timesheet. Electronic Timesheet is a comprehensive timesheet software application that allows employees to enter their timesheets on a daily basis on their desktop PC. Electronic Timesheet utilizes either Windows or DOS operating systems on the desktop PC and provides a graphical, point and click interface. Electronic Timesheet enables employees to select from a list of authorized charges rather than having to enter complicated account and project numbers. This feature serves to greatly reduce costly and time-consuming errors. After the employee electronically signs his or her timesheet, the timesheet is then forwarded through the network for manager approval. Timesheets and the appropriate labor charges can then be automatically accumulated and integrated with the accounting system, completely eliminating the paper timesheet. Electronic Timesheet allows managers to view information about employees' activities and helps them to better manage their employees. In May 1998, the Company introduced ET Enterprise, a client/server version of Electronic Timesheet, which is highly scaleable and operates on various relational database management systems platforms. The Company also provides an optional browser-based timesheet screen called Web E.T. and is currently developing an add-on product for employee expense reports which it expects to release by the end of 1998.

     Electronic Timesheet was introduced in January 1995. The majority of the Company's Electronic Timesheet licensees are also licensees of Costpoint, System 1, or Advantage, although the product is also sold on a stand-alone basis to users of other accounting systems. As of June 30, 1998, Electronic Timesheet had been licensed to 366 customers. License fees for Electronic Timesheet vary depending on the number of employees. For the six months ended June 30, 1998, the majority of the new Electronic Timesheet customers paid an initial license fee, exclusive of services, between $5,000 and $80,000.

     Allegro. Allegro is a software application that enables project managers to plan and monitor project resources. Employing a year 2000 compliant interface similar to a spreadsheet, Allegro allows project managers to create budgets and estimates-to-complete, plan and schedule employees and other resources, forecast revenues and profits, and receive timely status reports on each project from the accounting system interface. The Company believes that Allegro's principal advantages are its user-friendly, spreadsheet-like interface and its ability to view and manage resources across multiple projects in an organization. Allegro is a client/server-based system running on a variety of databases and utilizing Microsoft Windows operating systems. Deltek provides standard data interfaces between Allegro and Costpoint, Advantage, System 1, and CFMS, as well as several other third-party accounting systems.

     The Company acquired the Allegro product through the acquisition of The Allegro Group, Inc., in September 1996. Since the acquisition, the Company has primarily marketed Allegro to its existing customers and in conjunction with new Costpoint sales. As of June 30, 1998, Allegro had been licensed to 59 customers. License fees for Allegro vary depending on the number of users. For the six months ended June 30, 1998, the initial license fee for the majority of new Allegro customers, exclusive of services, was between $10,000 and $80,000.

     Third-party Products. Deltek incorporates into its software products certain application software licensed from third parties. The Costpoint reporting tools, CP Reports and CP Scope, are both licensed from Cognos Corporation, and the System 1 report-writer, Intelligent Query, is also licensed from a third-party. In order to support Oracle, Sybase and Centura relational databases, Costpoint contains certain native "router" software licensed from Centura. Also, the Company's Costpoint and Allegro customers must license applicable database software from Oracle, Sybase, Centura, or Microsoft, either directly or through the Company. Because some customers desire a "turnkey" solution, the Company occasionally purchases servers, network software and other software and hardware products, which the Company resells or sublicenses to its customers and installs with Deltek products to provide a fully operational system. See "Risk Factors -- Reliance on Third-Party Software Development Tools."

CUSTOMER SERVICE AND SUPPORT

     An integral part of Deltek's solution is to provide superior services and support directly to its customers. These services include comprehensive implementation and consulting, training and ongoing support. The Company believes that its reputation for providing high quality services and its ability to work directly with its customers, rather than through third-party resellers and system implementors, are significant competitive advantages.

     Implementation and Consulting Services. Deltek typically provides a full range of consulting and technical services to customers both during and after implementation of Deltek software. The Company's system consultants are involved in the important early planning and design stages of an implementation, participate in user training, and work closely with the customer during the 2 to 12 month period just before and after the "going live" date. After the implementation is completed, the Company's consultants typically maintain an ongoing relationship with the customer and assist the customer in refining its systems and adding functionality as its business grows and requirements change. Deltek's implementation and consulting services are generally charged on a time and materials basis.

     Ongoing Support Services. Deltek provides comprehensive telephone support during business hours as well as supplemental emergency support after hours and on weekends. Deltek utilizes a sophisticated in-house support tracking system that enables call, problem and resolution tracking. The Company also maintains an "open phone" policy whereby customers are encouraged to contact any supervisor or senior manager at Deltek for any reason. The Company typically handles between 250 and 450 support calls per day. Deltek provides periodic updates and enhancements to each of its software products. Typically, the Company provides several minor updates per year, which include system error corrections, tax table updates and other minor enhancements, and new version releases periodically, which include major enhancements and changes to the database design. Telephone support and periodic product enhancements and updates are provided for fees that are payable quarterly and initially represent, on an annual basis, between 15% and 20% of the related software license fee.

     Training Services. The Company operates training facilities at its McLean, Virginia headquarters and at its offices in San Jose, California and Boston, Massachusetts, where it provides regularly scheduled training classes on over 25 topics related to the Company's products. Deltek maintains system laboratories at its training facilities which are available for customer testing, benchmarking and troubleshooting. The Company also offers custom, on-site training classes. Training is billed hourly or on a per class basis.

CUSTOMERS

     Since inception, the Company has licensed its products to over 5,000 project-oriented organizations, predominantly in the United States, across a spectrum of industries. Costpoint and System 1 have been installed in more than 2,000 project-oriented organizations. Advantage and CFMS have been installed at approximately 3,000 organizations, predominantly architecture and engineering firms. Other project-oriented industries that the Company currently serves include environmental, systems integration, research and development, contract services and construction, as well as make-to-order manufacturers and not-for-profit organizations. Many project-oriented businesses within these industries provide products and services under government contracts. The Company's clients include Bell Atlantic Federal Integrated Systems, Inc., Computer Sciences Corporation, Lockheed Martin Corp., Northrup Grumman Corporation and Raytheon Service Co., Inc.

SALES AND MARKETING

     The Company sells its products and services primarily through its direct sales force. As of June 30, 1998, the Company had 47 full-time sales personnel and 9 full-time marketing personnel at its offices in McLean, Virginia; Denver, Colorado; San Jose, California; and London, England.

     The Company's sales cycle begins with the generation of a sales lead or the receipt of a request for proposal. Sales leads are generated by direct mailing to potential customers in selected markets, as well as through advertising, seminars and trade shows. The Company's sales personnel work closely with prospective customers to understand their reasons for undertaking a system change and to identify their specific business and system requirements. Increasingly, the Company targets project managers in addition to accounting managers. When the prospective customer is ready for a product demonstration, the Company utilizes specially-trained and industry-experienced professionals to provide the product presentation. The Company provides prospective customers with information to explain the capabilities and benefits of the Company's products and to assist in planning for the system implementation. The licensing and implementation of the Company's business software products is often a decision with significant enterprise-wide implications involving a substantial commitment of the customer's management attention and resources. The period between initial customer contact and the customer's purchase commitment typically ranges from 3 to 18 months. Accordingly, the Company's sales process is subject to delays associated with a lengthy evaluation and approval process, including delays over which the Company has little or no control.

     The Company's strategy is to expand its sales and marketing activities by targeting organizations in additional project-oriented industries and international markets and by developing a value-added reseller distribution channel for certain of its products. Additionally, a significant source of business for the Company is migrating existing customers to other systems. In support of its marketing efforts for existing customers, the Company conducts ongoing customer communications programs and an annual user conference. See "Risk Factors -- Uncertainty of Expansion into New Markets."

PRODUCT DEVELOPMENT

     Deltek's product development is generally organized into teams of 6 to 12 developers who handle a particular product area, a group of programs or functions, or a new development area. Each development team includes one or more subject matter experts who are instrumental in the design of each new module and capability. Following the completion of high-level design, the development team receives assistance from Deltek's database design team which helps with the important step of designing or making changes to the relational database architecture. Throughout the development process, and particularly when the initial programming has been completed, quality assurance team members provide testing and analysis to ensure that the application has been developed using standards and functions appropriate to its design and purpose. Deltek's Object, Class and Technology Group supports all of the Company's product development groups and focuses on development, enhancement and maintenance of the object-oriented product development tools used throughout the development process. Deltek utilizes a sophisticated in-house system for tracking the development process, program check-in and check-out, version control and system error and bug tracking.

     A significant portion of the development related to the Costpoint product line is conducted using two fourth generation client/server development tools, SQLWindows and Team Developer, which the Company licenses from Centura. Using these tools, the Company has developed a number of reusable objects and classes to better facilitate development. In order to optimize performance for process-intensive functions in Costpoint, such as project costing and billing applications, the Company makes extensive use of database-specific stored procedures which enable specific applications to operate much faster with considerably less network traffic. C and C++ programming is also used throughout Costpoint in various situations to improve performance and functionality. The Company also makes extensive use of Microsoft Visual Basic 5.0 as the primary development tool for many of its new software products.

     The Company's product development groups are currently focused on enhancements and customary error corrections to existing versions, and development of future versions of Costpoint, Advantage, Electronic Timesheet, Allegro and a Windows-based version of System 1. During 1997, full support for Windows NT on the client PC, support for the Microsoft SQLServer database, additional material management modules, enhanced functionality for specific project-oriented industries and the capacity to handle a single foreign currency were developed for Costpoint. Development efforts relating to Electronic Timesheet for a client/server-based version and further expansion of Internet and intranet timekeeping capabilities resulted in a new release of Electronic Timesheet called ET Enterprise in May 1998. The Company currently is developing a new n-tier, "thin" client technical architecture for its future products, which the Company expects will enable such products to utilize fewer client resources in order to operate effectively using an Internet connection. The Company also is developing a new, stand-alone "front-office" sales force automation and customer management software product to meet the needs of project-oriented businesses. The new product, which will be sold as a stand-alone application or integrated with the Company's enterprise-wide systems, is based upon the user interface and database designs acquired from SalesKit in April 1998, and is being developed by the former SalesKit employees who have extensive experience in the development of, and knowledge of the functional requirements for, sales force automation and customer management applications. See "Risk Factors -- Rapid Technological Change; Risks Associated with New Product Development; Potential Liability."

     The Company's software development expenses, exclusive of certain development costs which have been capitalized, were $4.9 million, $6.7 million and $9.5 million in 1995, 1996 and 1997, respectively. As of June 30, 1998, the Company had 210 employees engaged in product development and quality assurance activities.

COMPETITION

     The market for client/server-based business application software is intensely competitive and rapidly changing. Deltek's products are targeted toward a wide range of project-oriented organizations, and the competition that the Company encounters varies depending upon the customer's size, industry and specific system requirements. For larger implementations of the Company's enterprise-wide products, the Company's principal competitors include Oracle, PeopleSoft, Inc., J.D. Edwards, SAP AG and The Baan Company. For smaller implementations of the Company's enterprise-wide products, the Company's competitors include Great Plains Software, Inc., Maxwell Business Systems, Inc., Platinum Software Corporation, Solomon Software, State of the Art, Inc., Timberline Software Corporation, and Semaphore Corporation, some of which offer industry-specific products. Electronic Timesheet competes with electronic timekeeping systems offered by vendors including Executive Partners Software, Automatic Data Processing, Inc. and Oracle. The Company also faces indirect competition from the internal MIS departments of its potential customers.

     Deltek believes that competition in the rapidly evolving markets for business application software is based primarily on product features and functions, product architecture, ease of implementation, vendor and product name recognition and reputation, customer service and support, and price. Deltek believes that it has competed effectively to date by developing products and services that meet the unique needs of project-oriented organizations. The Company also believes that its reputation for high quality service and support, its ability to work directly with its customers and its ability to provide rapid implementations have constituted competitive advantages.

     Many of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. In addition, certain competitors, particularly Oracle and PeopleSoft, have well-established relationships with many of the Company's current and prospective customers and with major accounting and consulting firms that may have an incentive to recommend such competitors over the Company. In addition, as the Company attempts to penetrate other strategic vertical markets, it will likely encounter competitors with substantially more experience in those markets. See "Risk Factors -- Competition."

EMPLOYEES

     As of June 30, 1998, the Company had 523 full-time employees, including 210 employees primarily engaged in product development and quality assurance, 105 in customer support and training activities, 123 in consulting, 56 in sales and marketing, and 29 in finance and administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. See "Risk Factors -- Hiring and Retention of Employees; Dependence on Key Employees."

                                   MANAGEMENT

     The following table sets forth certain information regarding the Company's executive officers and directors:

             NAME                AGE                         POSITION
             ----                ---                         --------
Kenneth E. deLaski.............  40    President, Chief Executive Officer and Director
Eric F. Brown..................  34    Executive Vice President and Chief Operating Officer
Alan R. Stewart................  43    Chief Financial Officer and Secretary
Donald deLaski.................  66    Chairman of the Board of Directors and Treasurer
Robert E. Gregg................  51    Director
Darrell J. Oyer................  57    Director(1)
Charles W. Stein...............  58    Director(1)

---------------
     (1) Member of the Audit Committee and the Compensation Committee

     Kenneth E. deLaski was a co-founder of the Company in November 1983 and has served as a director of the Company since its inception. Mr. deLaski also has served as the Company's President since May 1990 and as its Chief Executive Officer since February 1996. From May 1990 to February 1996, he served as the Company's Chief Operating Officer. Mr. deLaski is a certified public accountant. He is the son of Donald deLaski, Chairman of the Board of Directors and Treasurer of the Company.

     Eric F. Brown was a co-founder of the Company in November 1983. He served as the Company's Vice President, Operations from May 1990 to January 1997, was appointed Executive Vice President in January 1997 and assumed the additional office of Chief Operating Officer in May 1998. Prior to May 1990, Mr. Brown held various technical and management positions within the Company, including management of the Company's Technical Services Division, which provides custom programming services to the Company's customers, and various of the Company's product groups responsible for development and maintenance of the Company's core software products.

     Alan R. Stewart joined the Company in July 1992 as Chief Financial Officer and has served as its Secretary since February 1996. Prior to joining the Company, he was employed as director of accounting at BTG, Inc., a government contractor, as a senior accountant with Touche Ross and Co., a public accounting firm, as Assistant Controller of C3, Inc., a systems integrator primarily dealing with the federal government, as Controller and Treasurer of Tempest Technologies, Inc., a systems integrator primarily dealing with the federal government, and as a staff accountant with the U.S. Securities and Exchange Commission. Mr. Stewart is a certified public accountant.

     Donald deLaski was a co-founder of the Company in November 1983 and has served as Chairman of the Board of Directors and Treasurer of the Company since its inception. Mr. deLaski also served as the Company's Chief Executive Officer from its inception until February 1996. Mr. deLaski is a certified public accountant. He is the father of Kenneth E. deLaski, President and Chief Executive Officer of the Company.

     Robert E. Gregg has served as a director of the Company since September 1986. He has been a shareholder in Hazel & Thomas, P.C., counsel to the Company, since Hazel & Thomas' inception in 1987.

     Darrell J. Oyer became a director of the Company in February 1997. Since June 1991, Mr. Oyer has served as President of Darrell J. Oyer and Company, a consulting company. Mr. Oyer was previously a partner with Deloitte and Touche and was previously the Assistant Director of several functional areas of the Defense Contract Audit Agency.

     Charles W. Stein became a director of the Company on April 1, 1997. Since August 1997, Mr. Stein has served as president of Stein Venture Management, a consulting firm. From February 1987 until January 1997, Mr. Stein served as President and Chief Executive Officer of Netrix Corporation, a wide area network product and systems company. Mr. Stein also was a director of Netrix Corporation and its Chairman until he resigned from the board of directors on March 31, 1997.

     The Board of Directors is divided into three classes serving staggered three-year terms. Deltek's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. Other than the relationship between Donald deLaski and Kenneth E. deLaski described herein, there are no family relationships between any director or executive officer of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 30, 1998, and as adjusted to reflect the sale of Common Stock offered hereby by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each of the Company's directors, (iii) certain of the Company's executive officers, (iv) each of the Selling Shareholders and (v) all executive officers and directors of the Company as a group.

                                                                                    SHARES BENEFICIALLY
                                    SHARES BENEFICIALLY OWNED                              OWNED
                                     PRIOR TO THE OFFERING(1)                        AFTER THE OFFERING
                                    --------------------------   NUMBER OF SHARES   --------------------
         BENEFICIAL OWNER             NUMBER           PERCENT    BEING OFFERED       NUMBER     PERCENT
         ----------------           ----------         -------   ----------------   ----------   -------
EXECUTIVE OFFICERS AND DIRECTORS
Kenneth E. deLaski................   3,858,250(2)       21.6%          300,000       3,558,250    19.4%
Donald deLaski....................   3,961,300(3)       22.2           969,000       2,992,300    16.3
Eric F. Brown.....................     412,200(4)        2.3            60,000         352,200     1.9
Alan R. Stewart...................      15,622(5)        *                  --          15,622     *
Robert E. Gregg...................       2,000(6)        *                  --           2,000     *
Darrell J. Oyer...................       4,519(6)(7)     *                  --           4,519     *
Charles W. Stein..................       5,350(6)        *                  --           5,350     *
All directors and executive
  officers as a group (7
  persons)(2) (3) (7) (8).........   8,259,241          46.2%        1,329,000       6,930,241    37.7%
OTHER SELLING SHAREHOLDERS
Tena R. deLaski...................     938,750(9)        5.3           100,000         838,750     4.6
The Donald and Nancy L. deLaski
  Foundation......................     600,000(10)       3.4           600,000              --    --
Chester A. Shuman.................     462,406(11)       2.6           416,165          46,241     *
The Kenneth E. and Tena R. deLaski
  Foundation......................     250,000(12)       1.4           250,000              --    --
Other Shareholders................      54,345(13)       *              48,910           5,435     *
The Harper and Shuman, Inc.
  Employee Stock Ownership
  Trust...........................     173,244(14)       *             155,925          17,319     *

---------------
 *  Represents less than one percent.

 (1) Unless otherwise indicated and subject to community property laws where applicable, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

 (2) Includes 34,500 shares held by various trusts for which Mr. Kenneth E. deLaski and his spouse serve as trustees. Excludes (i) 938,750 shares held of record or beneficially by Mr. deLaski's spouse, Tena R. deLaski, and
     (ii) 250,000 shares held by a foundation established by Mr. deLaski for which Mr. deLaski and his spouse serve as directors and officers, in each case as shown below. Such shares may be deemed to be beneficially owned by Mr. deLaski.

 (3) Excludes 600,000 shares held by a foundation established by Mr. Donald deLaski and for which Mr. deLaski and his spouse serve as directors and officers, as shown below. Such shares may be deemed to be beneficially owned by Mr. deLaski.

 (4) Includes 12,000 shares issuable upon exercise of options exercisable as of June 30, 1998 or within 60 days thereof.

 (5) Includes 4,800 shares issuable upon exercise of options exercisable as of June 30, 1998 or within 60 days thereof.

 (6) Includes 2,000 shares issuable upon exercise of options exercisable as of June 30, 1998 or within 60 days thereof.

 (7) Includes 319 shares held of record or beneficially by Mr. Oyer's spouse of which Mr. Oyer may be deemed to be the beneficial owner. Mr. Oyer's shares are held in a pension trust for which he serves as trustee.

 (8) Includes 22,800 shares issuable upon exercise of options exercisable as of June 30, 1998 or within 60 days thereof.

 (9) Excludes (i) 3,858,250 shares held of record or beneficially by Mrs. deLaski's spouse, Kenneth E. deLaski, and various trusts for which Mrs. deLaski and her spouse serve as trustees, and (ii) 250,000 shares owned by a foundation established by Mr. deLaski for which Mrs. deLaski and her husband serve as directors and officers, in each case as shown above. Such shares may be deemed to be beneficially owned by Mrs. deLaski.

(10) Donald deLaski and his spouse serve as directors and officers of the foundation.

(11) Ten percent of such shares are held in escrow until the earlier of May 29, 1999 or the date of the first audit of financial statements containing combined operations of the Company and Harper & Shuman. Mr. Shuman serves as Trustee of the Harper and Shuman, Inc. Employee Stock Ownership Trust (the "Trust"). Excludes 173,244 shares held by the Trust as shown below. Because of his voting and investment power as Trustee with respect to the shares held by the Trust, Mr. Shuman may be deemed the beneficial owner of such shares. Mr. Shuman disclaims beneficial ownership of such shares.

(12) Kenneth E. deLaski and his spouse serve as directors and officers of the foundation.

(13) Represents shares beneficially owned by nine individuals who received Common Stock in exchange for their shares of Harper & Shuman.

(14) Ten percent of such shares are held in escrow until the earlier of May 29, 1999 or the date of the first audit of financial statements containing combined operations of the Company and Harper & Shuman. In accordance with the terms of the Trust, each participant in the Trust has a fully vested and nonforfeitable interest in his or her share of the Trust's assets and the Trustee will make distributions in accordance with the instructions of the Administrator, or, in the absence of such instructions, as the Trustee in his discretion deems advisable.

                                  UNDERWRITING

     William Blair & Company, L.L.C., NationsBanc Montgomery Securities LLC, Bear, Stearns & Co. Inc. and Friedman, Billings, Ramsey & Co., Inc. (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, certain Selling Shareholders and the Underwriters, to purchase from the Company and from the Selling Shareholders the aggregate number of shares of Common Stock (excluding the over-allotment shares) set forth opposite each Underwriter's name below:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
William Blair & Company, L.L.C..............................
NationsBanc Montgomery Securities LLC.......................
Bear, Stearns & Co. Inc.....................................
Friedman, Billings, Ramsey & Co., Inc.......................
                                                                 ---------
          Total.............................................     3,400,000
                                                                 =========

     The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriters, the Underwriting Agreement provides, in certain circumstances, that purchase commitments of the nondefaulting Underwriters may be increased or such Underwriting Agreement may be terminated.

     The Underwriters have advised the Company and the Selling Shareholders that they propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession of not more than $     .  per
share. Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     .  per share to certain other dealers. After
the shares are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

     Certain Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 510,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company, the Selling Shareholders and the Company's directors and executive officers have agreed that they will not sell, offer to sell, contract to sell, pledge, issue, distribute or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for any shares of Common Stock or register any shares of Common Stock for sale under the Securities Act, for a period of 180 days after the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of William Blair & Company, L.L.C. except pursuant to the Underwriting Agreement, the Company may issue shares upon exercise of outstanding options and warrants and fulfill its obligations to register securities pursuant to existing registration rights agreements and the Selling Shareholders may sell shares pursuant to the over-allotment option.

     The Underwriters have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions that may stabilize, maintain or otherwise affect the market price of the Common Stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. A "stabilizing bid" is a bid for, or the purchase of, the Common Stock on behalf of the Underwriters for the purposes of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is a bid for, or the purchase of, the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting a managing underwriter to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     One or more of the Underwriters currently act as market makers for the Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 103 would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity's average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. NationsBanc Montgomery Securities LLC from time to time provides and in the past has provided investment banking and cash management services to the Company and is serving as one of the Underwriters in this offering.

                                 LEGAL MATTERS

     The legality of the Common Stock being offered hereby has been passed upon for the Company and the Selling Shareholders by Hazel & Thomas, P.C., Falls Church, Virginia, counsel to the Company. Robert E. Gregg, a director of the Company, is a shareholder of Hazel & Thomas, P.C. Certain legal matters relating to this offering will be passed upon for the Underwriters by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Harper and Shuman, Inc. as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997, incorporated herein by reference, have been audited by Tofias, Fleishman, Shapiro & Co., P.C., independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Common Stock is listed on the Nasdaq National Market and reports, registration statements, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above. Although statements contained in this Prospectus as to the contents of any contract or other document filed with the Commission are believed by the Company to set forth all material elements of the contract or document as to which such statements relate, in each instance, reference is made to the copy of such contract or documents so filed, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

          3. The Company's Current Reports on Form 8-K dated April 30, 1998, May 27, 1998 and May 29, 1998, as amended by the Form 8-K/A dated May 29, 1998; and

          4. The Company's Registration Statement on Form 8-A filed January 17, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide, without charge, to each person to whom a Prospectus is delivered, upon oral or written request of any such person, a copy of any or all documents incorporated by reference herein (excluding exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Investor Relations, Deltek Systems, Inc., 8280 Greensboro Drive, McLean, VA 22102 (telephone: (703)734-8606).

                     DELTEK SYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997, and June 30, 1998 (Unaudited).......................    F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997, and for the Six Months
  Ended June 30, 1997 and 1998 (Unaudited)..................    F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1995, 1996 and 1997......    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997 and for the Six Months
  Ended June 30, 1997 and 1998 (Unaudited)..................    F-6
Notes to Consolidated Financial Statements..................    F-7
Report of Independent Public Accountants....................    S-1
Schedule I -- Valuation and Qualifying Accounts.............    S-2

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Deltek Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Deltek Systems, Inc. (a Virginia corporation) and subsidiaries, as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deltek Systems, Inc. and subsidiaries, as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
May 29, 1998

                              DELTEK SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                               1996           1997          1998
                                                           ------------   ------------   -----------
                                                                                         (UNAUDITED)
                                               ASSETS
Current assets:
     Cash and cash equivalents...........................    $ 9,381        $10,883        $ 4,202
     Marketable securities...............................         --         14,949         20,482
     Accounts receivable, net of allowance for doubtful
       accounts of $466, $573, and $589, respectively....      7,063          9,929         12,930
     Prepaid income taxes................................         55             --          1,916
     Deferred income taxes...............................        104          1,158          1,030
     Prepaid expenses and other current assets...........      1,439          1,440          1,451
                                                             -------        -------        -------
          Total current assets...........................     18,042         38,359         42,011
                                                             -------        -------        -------
Furniture, equipment and leasehold improvements, at cost,
  net of accumulated depreciation and amortization of
  $4,500, $5,349 and $5,907, respectively................      2,169          2,976          3,834
Computer software development costs, at cost, net of
  accumulated amortization of $1,810, $2,509 and $2,868,
  respectively...........................................      2,617          2,597          2,658
Deferred income taxes....................................         --             --          1,628
Other assets.............................................        138            109            788
                                                             -------        -------        -------
          Total assets...................................    $22,966        $44,041        $50,919
                                                             =======        =======        =======

                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses...............    $ 2,680        $ 4,985        $ 6,773
     Accrued dividends payable...........................         --            400             --
     Income taxes payable................................         --            543             --
     Deferred income taxes...............................         10          1,223             --
     Deferred revenue....................................      8,043         11,076         14,186
                                                             -------        -------        -------
          Total current liabilities......................     10,733         18,227         20,959
                                                             -------        -------        -------
COMMITMENTS AND CONTINGENCIES (NOTE 8)
Shareholders' equity:
     Preferred stock, $0.001 par value per share;
       2,000,000 shares authorized; none issued or
       outstanding.......................................         --             --             --
     Common stock, $0.001 par value; 45,000,000 shares
       authorized; 15,877,167, 17,704,933, and 17,840,613
       shares issued and outstanding at December 31, 1996
       and 1997, and June 30, 1998, respectively.........         16             18             18
     Paid-in capital.....................................      2,351         18,044         20,656
     Retained earnings...................................     10,586          8,204          9,604
                                                             -------        -------        -------
     Less -- Unearned compensation.......................       (720)          (452)          (318)
                                                             -------        -------        -------
          Total shareholders' equity.....................     12,233         25,814         29,960
                                                             -------        -------        -------
          Total liabilities and shareholders' equity.....    $22,966        $44,041        $50,919
                                                             =======        =======        =======

      The accompanying notes are an integral part of these balance sheets.

                              DELTEK SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,            JUNE 30,
                                                    ---------------------------      -----------------
                                                     1995      1996      1997         1997      1998
                                                    -------   -------   -------      -------   -------
Revenues:
    License fees..................................  $11,656   $14,114   $21,043      $ 9,515   $12,690
    Services......................................   19,076    24,343    33,216       15,211    23,222
    Third-party equipment and software............    3,574     3,254     3,387        1,640     1,790
                                                    -------   -------   -------      -------   -------
         Total revenues...........................   34,306    41,711    57,646       26,366    37,702
                                                    -------   -------   -------      -------   -------
Operating expenses:
    Cost of software..............................    1,230     1,577     2,079          923     1,133
    Cost of services..............................    6,937     9,844    14,375        6,363    11,038
    Cost of third-party equipment and software....    2,750     2,516     2,631        1,311     1,382
    Software development..........................    6,577     8,380    11,214        5,388     7,210
    Sales and marketing...........................    4,178     5,000     6,643        3,008     4,882
    General and administrative....................    2,790     3,018     3,558        1,798     1,927
    Stock option compensation.....................       --       867        --           --        --
    Acquisition costs.............................       --        --       320           --     1,096
    Purchased in-process research and
       development................................       --       394        --           --     6,810
                                                    -------   -------   -------      -------   -------
         Total operating expenses.................   24,462    31,596    40,820       18,791    35,478
                                                    -------   -------   -------      -------   -------
Income from operations............................    9,844    10,115    16,826        7,575     2,224
Interest income, net..............................      384       392       781          314       500
                                                    -------   -------   -------      -------   -------
Income before income taxes........................   10,228    10,507    17,607        7,889     2,724
Provision for income taxes........................      102        54     5,898        2,157     1,354
                                                    -------   -------   -------      -------   -------
Net income........................................  $10,126   $10,453   $11,709      $ 5,732   $ 1,370
                                                    =======   =======   =======      =======   =======
Basic net income per share........................  $  0.64   $  0.66   $  0.67      $  0.34   $  0.08
                                                    =======   =======   =======      =======   =======
Weighted average shares outstanding...............   15,759    15,777    17,398       17,076    17,770
                                                    =======   =======   =======      =======   =======
Diluted net income per share......................  $  0.62   $  0.64   $  0.65      $  0.33   $  0.07
                                                    =======   =======   =======      =======   =======
Weighted average shares outstanding, including
  common stock equivalents........................   16,279    16,282    17,882       17,539    18,293
                                                    =======   =======   =======      =======   =======
Pro forma statement of operations data
  (unaudited):
    Income before provision for income taxes, as
       reported...................................  $10,228   $10,507   $17,607      $ 7,889
    Provision for income taxes....................    3,884     4,092     6,780        3,039
                                                    -------   -------   -------      -------
    Net income....................................  $ 6,344   $ 6,415   $10,827      $ 4,850
                                                    =======   =======   =======      =======
Pro forma basic net income per share..............  $  0.40   $  0.41   $  0.62      $  0.28
                                                    =======   =======   =======      =======
Pro forma diluted net income per share............  $  0.39   $  0.39   $  0.61      $  0.28
                                                    =======   =======   =======      =======

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       UNREALIZED
                                               COMMON                                    GAIN ON                        TOTAL
                                               STOCK       PAR    PAID-IN   RETAINED   MARKETABLE      UNEARNED     SHAREHOLDERS'
                                               SHARES     VALUE   CAPITAL   EARNINGS   SECURITIES    COMPENSATION      EQUITY
                                             ----------   -----   -------   --------   -----------   ------------   -------------
BALANCE, DECEMBER 31, 1994.................  15,745,951    $16    $   243   $  7,286     -$-            $--           $  7,545
    Cash dividends.........................          --    --          --     (5,417)    --             --              (5,417)
    Accrued dividends payable..............          --    --          --     (2,594)    --             --              (2,594)
    Exercise of stock options..............      31,500    --          13         --     --             --                  13
    Purchase and retirement of Common Stock
      from ESOP............................      (7,246)   --         (26)        --     --             --                 (26)
    Unrealized holding gain on marketable
      securities...........................          --    --          --         --        23          --                  23
    Net income.............................          --    --          --     10,126     --             --              10,126
                                             ----------    ---    -------   --------      ----          -----         --------
BALANCE, DECEMBER 31, 1995.................  15,770,205     16        230      9,401        23          --               9,670
    Cash dividends.........................          --    --          --     (9,265)    --             --              (9,265)
    Exercise of stock options..............      15,000    --           7         --     --             --                   7
    Purchase and retirement of Common Stock
      from ESOP............................     (10,038)   --         (30)        (3)    --             --                 (33)
    Acquisition of the Allegro Group,
      Inc..................................     102,000    --         408         --     --             --                 408
    Unrealized holding gain on marketable
      securities...........................          --    --          --         --       (23)         --                 (23)
    Conversion of book value Plan to fair
      value plan (Note 9)..................          --    --       1,484         --     --              (468)           1,016
    Issuance of stock options..............          --    --         252         --     --              (252)              --
    Net income.............................          --    --          --     10,453     --             --              10,453
                                             ----------    ---    -------   --------      ----          -----         --------
BALANCE, DECEMBER 31, 1996.................  15,877,167     16      2,351     10,586     --              (720)          12,233
    Cash dividends.........................          --    --          --    (13,614)    --             --             (13,614)
    Accrued dividends payable..............          --    --          --       (400)    --             --                (400)
    Net proceeds from initial public
      offering.............................   1,700,000      2     16,386         --     --             --              16,388
    Exercise of stock options..............     202,717    --         250         --     --             --                 250
    Purchase and retirement of common stock
      from ESOP............................     (24,146)   --          (5)       (77)    --             --                 (82)
    Purchase and retirement of Stock.......     (80,000)   --      (1,211)        --     --             --              (1,211)
    Issuance of shares for Employee Stock
      Purchase Plan........................      29,195    --         273         --     --             --                 273
    Amortization of unearned
      Compensation.........................          --    --          --         --     --               268              268
    Net income.............................          --    --          --     11,709     --             --              11,709
                                             ----------    ---    -------   --------      ----          -----         --------
BALANCE, DECEMBER 31, 1997.................  17,704,933    $18    $18,044   $  8,204     -$-            $(452)        $ 25,814
                                             ==========    ===    =======   ========      ====          =====         ========

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,           JUNE 30,
                                             -----------------------------   -------------------
                                              1995       1996       1997       1997       1998
                                             -------   --------   --------   --------   --------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income...............................  $10,126   $ 10,453   $ 11,709   $  5,732   $  1,370
  Adjustments to reconcile net income to
     net cash provided by operating
     activities --
     Depreciation and amortization.........      712      1,244      1,548        688        933
     Purchased research and development,
       noncash charge......................       --        394         --         --      6,810
     Other noncash charges.................       --        980        268        120        384
     Loss (gain) on disposal of fixed
       assets..............................       23        (23)        --         --         --
     Accreted interest on marketable
       securities..........................      (61)        61       (186)      (134)        --
     Change in accounts receivable, net....   (1,779)      (165)    (2,866)        54     (2,766)
     Change in prepaid expenses,
       inventories, and other assets.......       12       (902)        28        330       (146)
     Change in prepaid income taxes........      (62)         7         55     (1,560)    (1,916)
     Change in accounts payable and accrued
       expenses............................      623         35      2,305      1,476      1,396
     Change in deferred income taxes,
       net.................................      (10)       (43)       159        104     (2,723)
     Change in income taxes payable........     (173)        --        543        168        296
     Change in deferred revenue............    1,260      3,107      3,033      1,195      2,663
                                             -------   --------   --------   --------   --------
          Net cash provided by operating
            activities.....................   10,751     15,148     16,596      8,173      6,301
                                             -------   --------   --------   --------   --------
Cash flows from investing activities:
  (Purchase) sale of marketable
     securities............................   (1,018)     3,067    (14,763)    (9,174)    (5,533)
  Purchase of property and equipment.......     (786)    (1,291)    (1,656)      (599)    (1,194)
  Acquisition of SalesKit Corporation......       --         --         --         --     (6,054)
  Capitalization of computer software
     development costs.....................   (1,105)      (648)      (679)      (294)      (420)
                                             -------   --------   --------   --------   --------
          Net cash (used in) provided by
            investing activities...........   (2,909)     1,128    (17,098)   (10,067)   (13,201)
                                             -------   --------   --------   --------   --------
Cash flows from financing activities:
  Cash proceeds from initial public
     offering, net of offering costs.......       --         --     16,388     16,392         --
  Cash dividends paid to stockholders......   (5,417)   (11,859)   (13,614)   (11,017)      (370)
  Cash proceeds from exercise of stock
     options...............................       13          7        250         --        304
  Cash proceeds from issuance of stock for
     employee purchase plan................       --         --        273        147        285
  Common stock purchased and retired.......      (26)       (33)    (1,293)      (426)        --
                                             -------   --------   --------   --------   --------
          Net cash used in financing
            activities.....................   (5,430)   (11,885)     2,004      5,096        219
                                             -------   --------   --------   --------   --------
Net increase in cash and cash
  equivalents..............................    2,412      4,391      1,502      3,202     (6,681)
Cash and cash equivalents, beginning of
  year.....................................    2,578      4,990      9,381      9,381     10,883
                                             -------   --------   --------   --------   --------
Cash and cash equivalents, end of year.....  $ 4,990   $  9,381   $ 10,883     12,583      4,202
                                             =======   ========   ========   ========   ========
Cash paid during the year for income
  taxes....................................  $   345         78      5,157   $  1,548   $  4,677
                                             =======   ========   ========   ========   ========

---------------
Supplemental Disclosure
     Allegro acquisition (Note 3)
     SalesKit acquisition (Note 3)

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  BUSINESS COMBINATION WITH HARPER & SHUMAN, INC.:

     In May 1998, Deltek Systems, Inc. completed its business combination with Harper and Shuman, Inc. ("H&S") by exchanging 686,000 shares of its common stock for all of the common stock of H&S. Each share of H&S was exchanged for 5.64 shares of Deltek Systems, Inc. common stock. In addition, outstanding H&S stock options were converted at the same exchange factor into options to purchase approximately 4,000 shares of Deltek Systems, Inc. common stock.

     The acquisition constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as though H&S had always been a part of Deltek Systems, Inc. (hereafter H&S and Deltek Systems, Inc. are collectively referred to as the "Company" or "Deltek").

     Acquisition costs of $1,096,000 consisted primarily of fees for investment bankers, attorneys, accountants and other related charges and were expensed at closing.

     The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow.

             (THOUSANDS OF DOLLARS)                 1995      1996      1997
             ----------------------                -------   -------   -------
Revenues
     Deltek......................................  $26,849   $34,780   $48,782
     Harper & Shuman.............................    7,457     6,931     8,864
                                                   -------   -------   -------
          Combined...............................  $34,306   $41,711   $57,646
                                                   =======   =======   =======
Net Income (loss)
     Deltek......................................  $10,021   $10,494   $11,312
     Harper & Shuman.............................      105       (41)      397
                                                   -------   -------   -------
          Combined...............................  $10,126   $10,453   $11,709
                                                   =======   =======   =======

2.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Deltek is incorporated under the laws of the Commonwealth of Virginia. The Company designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage, operate and grow their operations. The Company's software products have been specifically designed to fulfill the needs of project-oriented companies and include both enterprise-wide systems as well as application software products that can be used either as a stand-alone application or as an integrated part of the Company's enterprise-wide systems. Deltek's enterprise-wide products consist of Costpoint, an advanced client/server business software system designed for all types of project-oriented organizations; Advantage, a client/server accounting system designed for professional service firms; System 1, a character-based accounting system designed primarily for organizations providing products or services under contracts with the federal government; and CFMS, a family of older-generation project-based accounting systems used primarily by architecture and engineering firms. Deltek's stand-alone application software products, which also can be integrated with the Company's enterprise-wide systems, consist of Electronic Timesheet, an advanced employee timekeeping system, and Allegro, a project budgeting and resource management tool.

  Interim Financial Statements

     The financial statements for the six months ended June 30, 1997 and 1998 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange

                              DELTEK SYSTEMS, INC.

2.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):
Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

  Consolidation Policy

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Net Income Per Common Share

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement replaces the previously reported primary and fully diluted net income per share with basic and diluted net income per share. Unlike primary net income per share, basic net income per share excludes any dilutive effects of stock options. Diluted net income per share is based on the weighted average equivalent shares outstanding during the period and assumes the dilutive effect of all options using the treasury stock method. No reconciling items existed between the net income used for basic and diluted net income per share. All net income per share amounts have been restated to conform to SFAS No. 128.

     Pro forma net income is based on the assumption that the Company's S Corporation status was terminated at the beginning of each year.

  Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company grants perpetual licenses under a standard license agreement. For certain of its software products, the Company typically grants its customers a right of return for a full or partial refund of the license fee during a refund period which is generally 60 to 90 days from the date of the initial software delivery, although the Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. The Company generally recognizes license fees from its System 1, Electronic Timesheet and Advantage products upon delivery, whereas Costpoint and Allegro license fees are recognized upon the expiration of the applicable refund period and are recorded as deferred revenue until recognized (Note 7). For contracts that involve significant installment payments, the Company also evaluates whether fees are fixed and determinable. If the fees are not fixed and determinable, the Company defers the recognition of revenue until the payments become due. Implementation and other consulting services are provided on a time and materials basis, billed monthly or semi-monthly and recognized as the

                              DELTEK SYSTEMS, INC.

2. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED): services are performed. Telephone support and periodic enhancements and updates are provided for maintenance fees that are payable quarterly and initially represent between 15% and 20% of the related software license fee on an annual basis. Revenue from quarterly maintenance and support service is recognized over the term of the support agreement, which is generally three months. Revenue from third-party equipment and software is derived from the resale and sublicensing of third-party hardware and software products in connection with the license and installation of the Company's systems and is generally recognized upon delivery.

     The American Institute of Certified Public Accountants (the "AICPA") recently issued Statement of Position ("SOP") 97-2, Software Revenue Recognition, which superseded SOP 91-1, Software Revenue Recognition. SOP 97-2 provides additional guidance to multiple elements; returns, exchanges, and platform transfer rights; resellers; services; funded software-development arrangements; and contract accounting. Implementation of SOP 97-2 is required for transactions entered into beginning after December 15, 1997.

  Furniture, Equipment and Leasehold Improvements

     Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

  Capitalized Computer Software Development Costs

     Computer software development costs for products are capitalized subsequent to the establishment of technological feasibility, as evidenced by detailed program designs. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a straight-line basis over the estimated lives of the products, which are generally five years. Amortization expense of approximately $276,000, $579,000, and $698,000 was recorded related to these costs during 1995, 1996, and 1997, respectively, and is included in cost of software.

  Marketable Securities

     The Company accounts for its debt and equity securities under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At acquisition, debt and equity securities are classified into three categories: held-to-maturity, available-for-sale, or trading. At each reporting date, the appropriateness of the classifications is reassessed.

     Included in the balance sheet at December 31, 1997 are marketable securities of approximately $14,949,000 that consist of investments in municipal bonds, money market accounts and short-term floating rate bonds and are classified as available-for-sale and recorded at fair value. No unrealized gains or losses were incurred in 1997. No marketable securities were held by the Company at December 31, 1996.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains cash and cash equivalents with high credit quality financial institutions. Marketable securities consist primarily of investments in municipal bonds, money market accounts and floating rate bonds with original maturities at date of purchase beyond three months. The credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition and maintains

                              DELTEK SYSTEMS, INC.

2. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED): allowances for potential credit losses. Actual losses and allowances have been within management's expectations.

  Fair Value of Financial Instruments

     Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver cash or other financial instruments to a second party. The carrying amounts of current assets and current liabilities in the accompanying financial statements approximate fair value due to the short maturity of these instruments.

  Income Taxes

     Prior to February 1997, the majority of the Company's operations had elected to be treated as an S Corporation for federal income tax purposes. Accordingly, income or loss was prorated among the shareholders and reported on their individual income tax returns. The accompanying statements include a provision for income taxes prior to February 1997 related to certain states that do not recognize S Corporation status for state income tax purposes and for federal income taxes of H&S. Upon Deltek's initial public offering, the entire Company became a C Corporation for federal and state income tax purposes.

     Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse.

  Impairment of Long-Lived Assets

     The Company complies with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company reviews its long-lived assets, including software development costs; property, plant, and equipment; identifiable intangibles; and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

  Accounting Pronouncements Not Yet Effective

     In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 requires that an enterprise display comprehensive income, which for the Company is the total of net income and the current year foreign currency translation adjustment, in its financial statements. SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Application of these new standards is required in financial statements for fiscal years beginning after December 15, 1997.

  Reclassifications

     Certain amounts in prior years' financial statements have been reclassified to conform to the 1997 presentation.

                              DELTEK SYSTEMS, INC.

3.  ALLEGRO AND SALESKIT ACQUISITIONS:

  Allegro Acquisition

     On September 18, 1996, the Company acquired, in a tax-free exchange, from The Allegro Group, Inc. ("Allegro"), substantially all of the assets relating solely to Allegro's software business, and assumed certain related liabilities, in exchange for 102,000 shares of the Company's common stock, valued at $4.00 per share. The Company recorded the acquisition using the purchase method of accounting.

     Upon evaluation, the Company assigned approximately $130,000 to intangible assets and is amortizing this amount over five years. The Company assigned $394,000 to in-process research and development and expensed this amount. In the opinion of management, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. The Company recorded approximately $140,000 in assumed liabilities of Allegro, primarily related to deferred consulting revenues.

     In addition, the Company entered into a three-year employment agreement beginning October 1, 1996, with the two principals of Allegro for a base salary and incentive compensation based upon revenue and profit growth of the Allegro division of the Company.

  SalesKit Acquisition

     Subsequent to year-end, in April 1998, the Company acquired substantially all of the assets of SalesKit Software Corporation ("SalesKit"), and assumed certain related liabilities. The purchase price consisted of cash for $6,054,000 and stock warrants with an estimated fair value of $932,000. The stock warrants allow the holder to purchase 130,000 shares of Deltek common stock at an exercise price of $22 per share, exercisable over a three-year period.

     Upon evaluation, at closing the Company assigned approximately $644,000 to intangible assets and existing technology and is amortizing this amount over five years. The Company assigned $6,810,000 to in-process research and development and expensed this amount in 1998. In the opinion of management, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. At closing, the Company recorded approximately $468,000 in assumed liabilities of SalesKit, primarily related to accrued liabilities and deferred revenue.

4.  ACCOUNTS RECEIVABLE:

     The Company periodically licenses its software to certain customers under monthly installment plans. Unbilled accounts receivable that relate primarily to installment sales were approximately $1,837,000 and $3,470,000 at December 31, 1996 and 1997, respectively. Installment plans extending longer than four months are generally interest-bearing.

5.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                      DECEMBER 31,
                                                   -------------------
                                                    1996         1997
                                                   ------       ------
                                                     (IN THOUSANDS)
Accrued wages and other employee benefits........  $1,211       $2,249
Deferred rent credits............................      47          110
Accounts payable and other accrued expenses......   1,422        2,626
                                                   ------       ------
                                                   $2,680       $4,985
                                                   ======       ======

                              DELTEK SYSTEMS, INC.

6.  INCOME TAXES:

     In conjunction with Deltek's initial public offering in February 1997, the Company (prior to the combination with H&S) changed from an S Corporation to a C Corporation for federal and state income tax purposes. H&S reported as a C Corporation for federal and state income tax purposes for all years presented. As of December 31, 1995 and 1996, differences between the financial statement and tax basis of assets and liabilities were insignificant. The provision for income taxes is summarized as follows:

                                                  1997    1996   1995
                                                 ------   ----   ----
Current:
     Federal...................................  $4,919   $--    $ 47
     State.....................................     821     96     65
                                                 ------   ----   ----
                                                  5,740     96    112
                                                 ------   ----   ----
Deferred:
     Federal...................................     136    (34)    (9)
     State.....................................      22     (8)    (1)
                                                 ------   ----   ----
                                                    158    (42)   (10)
                                                 ------   ----   ----
          Tax provision........................  $5,898   $ 54   $102
                                                 ======   ====   ====

     The income tax provision for continuing operations differs from that computed using the statutory federal income tax rate of 35% in 1997 for the following reasons:

Computed Statutory Amount...................................   $6,162
Tax Exempt Income...........................................     (187)
State Income Taxes, net of federal tax benefit..............      534
Non-taxable income during S Corporation status..............     (644)
Other.......................................................       33
                                                               ------
                                                               $5,898
                                                               ======

                              DELTEK SYSTEMS, INC.

6.  INCOME TAXES -- (CONTINUED):
     The following table is a summary of the significant components of the Company's deferred tax assets and liabilities, and deferred provision for 1997.

                                                                          1997
                                                                        DEFERRED
                                                        DECEMBER 31,   (PROVISION)
                                                            1997         BENEFIT
                                                        ------------   -----------
Deferred tax asset:
     Cash to accrual change in tax accounting
       method.........................................    $   124        $   124
     Employee compensation & benefits.................        226            226
     Inventory........................................        300            300
     Accrued expenses.................................        277            177
     Non-cash compensation............................        181            181
     Other............................................         50             50
                                                          -------        -------
          Total deferred tax asset....................      1,158          1,058
                                                          -------        -------
Deferred tax liabilities:
     Depreciation.....................................       (162)          (162)
     Computer software development costs..............     (1,032)        (1,032)
     Other............................................        (29)           (22)
                                                          -------        -------
          Total deferred tax liabilities..............     (1,223)        (1,216)
                                                          -------        -------
          Net deferred tax liability..................    $   (65)       $  (158)
                                                          =======        =======

7.  DEFERRED REVENUE:

     The Company had deferred revenues of approximately $3,196,000 and $6,222,000 as of December 31, 1996 and 1997, respectively, attributable to the sales of licenses of Costpoint, related Electronic Timesheet and Allegro software. The revenues related to Costpoint will be recognized upon the expiration of the refund period and right of return, generally 60 to 90 days from the date of delivery, and the fulfillment of any significant vendor obligations (Note 2). Also included in deferred revenues is ongoing software support and consulting and training services.

8.  COMMITMENTS AND CONTINGENCIES:

  Office Space Lease

     The Company leases office space under noncancellable operating leases. Minimum rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rent expense was approximately $1,348,000 and $1,810,000 for the years ended December 31, 1996 and 1997, respectively. The Company's primary leases expire in 2002.

                              DELTEK SYSTEMS, INC.

8.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED):
     As of December 31, 1997, the future minimum lease payments are as follows:

               YEAR ENDING DECEMBER 31,                      AMOUNT
               ------------------------                  --------------
                                                         (IN THOUSANDS)
1998...................................................      $1,923
1999...................................................       2,128
2000...................................................       2,540
2001...................................................       2,471
2002...................................................         653
Thereafter.............................................          --
                                                             ------
                                                             $9,715
                                                             ======

  Profit-Sharing Plan

     The Company has a 401(k) profit-sharing plan covering all eligible employees. Employees are eligible to participate in the plan after they have completed six months of service. Once the eligibility requirement is satisfied, employees may become participants on the earlier of the first day of the plan year or the first day of the seventh month of the plan year coinciding with the employees' eligibility. Company contributions vest ratably over five years. The Board of Directors approved a contribution of 4% of eligible compensation for 1996 and 1997, respectively. The Company's contribution for 1996 was approximately $418,000. As of December 31, 1997, the Company had accrued $454,000 for the 1997 profit-sharing contribution.

  Other Matters

     The Company's continuing operations are involved in various claims incidental to its business. The Company is contesting these matters and in the opinion of management, the ultimate resolution of the legal proceedings will not have a material adverse effect on the financial condition or the future operating results of the Company.

9.  PREFERRED STOCK:

     The Company's Board of Directors has the authority, without further action by the shareholders, to issue preferred stock in one or more series and to fix the terms and rights of the preferred stock. Such actions by the Board of Directors could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. At present, the Company has no plans to issue any of the preferred stock.

10.  EMPLOYEE STOCK OWNERSHIP PLAN AND OPTION PLANS:

  Employee Stock Ownership Plan

     Prior to the business combination with H&S, H&S qualified employees could participate in an Employee Stock Ownership Plan ("ESOP"). Under the plan, H&S made annual contributions of cash at the discretion of the H&S Board of Directors, except that the minimum amount must be sufficient to enable the trust to meet its current obligations. Contributed compensation costs were $2,500 for 1996 and $10,500 for 1997.

     As of December 31, 1997 and 1996, the ESOP had no outstanding borrowings and had no unallocated shares.

                              DELTEK SYSTEMS, INC.

10.  EMPLOYEE STOCK OWNERSHIP PLAN AND OPTION PLANS -- (CONTINUED):
  1987 Employee Stock Option Plan

     Prior to April 1, 1996, the Company's sole stock option plan was the 1987 Employee Stock Option Plan (the "Book Value Plan"), a nonqualified plan. Until June 1996, the exercise price of options granted under the Book Value Plan was based on the book value per share at the end of the fiscal year immediately preceding the grant, reduced by any dividends declared by the Company related to the previous year, and the Company recorded compensation expense each year based on the change in the formula price per share. Options are exercisable over ten years, subject to a five-year vesting period. Options granted pursuant to the Book Value Plan are generally nontransferable.

     In June 1996, the Company amended the Book Value Plan to change the exercise price of future options to be granted thereunder from a formula price based on book value to the appraised fair market value of the underlying common stock. This amendment required the Company to pay the holder of a vested option the difference between the then appraised fair value of the common stock and the exercise price if the Company declined to permit the exercise of the option in order to maintain its S Corporation status. This amendment also resulted in changing the price paid for shares purchased by the Company upon the exercise of its right of first refusal or its repurchase right to the appraised fair market value of the common stock. As a result of these changes, the Company recorded a non-recurring, non-cash charge to operations in the amount of $867,000, representing the aggregate difference between the exercise price of outstanding vested options and $4.00 per share, the appraised market value of the underlying common stock at June 30, 1996. Additional compensation charges of $113,000 were recorded during the six months ended December 31, 1996, $217,000 during the year ended December 31, 1997, and up to an additional $251,000 of such charges will be recorded in future periods, as outstanding options continue to vest under this plan.

  Employee Time Accelerated Stock Option Plan

     On April 1, 1996, the Company created the Employee Time Accelerated Stock Option Plan (the "Accelerated Plan"), under which 1,500,000 shares of common stock were reserved for issuance, and granted options thereunder to purchase 648,000 shares at an exercise price of $4.00 per share, the appraised value of the common stock on the date of grant. Since the exercise price of these options was equal to the appraised fair value of the common stock on the date of grant, the Company recorded no compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Originally these options vested 100% on January 1, 2004. However, upon the initial public offering of the Company's common stock, these options began vesting ratably over a five year period from the date of grant. The Company granted options to purchase 36,000 shares of the Company's common stock, at an exercise price of $4.00 per share, on December 1, 1996. As the options vest, the Company will record up to $252,000 in compensation expense, representing the aggregate difference between the $4.00 per share exercise price and $11.00, the offering price in the Company's initial public offering. The Company recorded $51,000 in compensation charges during 1997. In December 1996, the Board of Directors reduced the number of shares of common stock reserved for issuance under the Accelerated Plan to equal the number of shares issuable upon the exercise of options outstanding at December 10, 1996. At December 31, 1997, 571,084 options were outstanding and 106,684 options were exercisable under the Accelerated Plan.

  1996 Stock Option Plan

     The Company's Board of Directors and the shareholders of the Company adopted a new 1996 Stock Option Plan (the "1996 Option Plan") in December 1996. A total of 900,000 shares of common stock have been reserved for issuance under the 1996 Option Plan. No options were granted under the 1996 Option Plan during the 1996 fiscal year. At December 31, 1997, 340,000 options were outstanding and no options were exercisable. The 1996 Option Plan provides for grants of incentive stock options to employees (including

                              DELTEK SYSTEMS, INC.

10. EMPLOYEE STOCK OWNERSHIP PLAN AND OPTION PLANS -- (CONTINUED): officers and employee directors) and for grants of nonstatutory options to employees, nonemployee directors and consultants.

     The exercise price of incentive stock options granted under the 1996 Option Plan must not be less than the fair market value of the common stock on the date of the grant, and the exercise price of nonstatutory options must not be less than 85% of the fair market value of the common stock on the date of the grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding common stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the common stock on the date of the grant, and the term of the option must not exceed five years. The terms of all other options may not exceed 10 years.

  1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors and approved by the shareholders of the Company in December 1996. A total of 400,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% percent of the lower of fair market value of the common stock on the first day of the offering period or the last day of the offering period. At December 31, 1997, 29,195 shares of common stock have been issued under the Purchase Plan.

  Summary Activity

     The following table summarizes the activity of all the Company's stock option plans:

                                                     NUMBER         PRICE
                                                    OF SHARES     PER SHARE
                                                    ---------   --------------
Shares under option, December 31, 1994............    323,500   $ 0.249-$0.443
     Options granted..............................    144,000            0.517
     Options canceled.............................    (24,000)    0.304- 0.392
     Options exercised............................    (31,500)    0.249- 0.517
                                                    ---------
Shares under option, December 31, 1995............    412,000     0.249- 0.517
                                                    ---------
     Options granted..............................    693,000            4.000
     Options canceled.............................    (27,000)    0.517- 4.000
     Options exercised............................    (15,000)    0.392- 4.000
                                                    ---------
Shares under option, December 31, 1996............  1,063,000     0.249- 4.000
                                                    ---------
     Options granted..............................    347,000     8.000-22.500
     Options canceled.............................    (74,800)    0.392-11.000
     Options exercised............................   (202,716)    0.304- 4.000
                                                    ---------
Shares under option, December 31, 1997............  1,132,484     0.249-22.500
                                                    =========

     Of the options outstanding under the Book Value Plan at December 31, 1997, options to purchase 156,200 shares are immediately exercisable at exercise prices ranging from $0.249 to $0.517 per share.

     The Company adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, effective for the Company's December 31, 1996 financial statements. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock plans based on the intrinsic value of the stock option at date of grant (i.e. the difference between the exercise price and the fair value of the Company's stock). Had compensation cost for

                              DELTEK SYSTEMS, INC.

10.  EMPLOYEE STOCK OWNERSHIP PLAN AND OPTION PLANS -- (CONTINUED):
the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                    1995      1996      1997
                                                   -------   -------   -------
                                                         (IN THOUSANDS)
Net income before taxes, as reported.............  $10,228   $10,507   $17,607
Pro forma income tax provision...................    3,881     4,029     6,777
Pro forma compensation expense...................        9       162       896
                                                   -------   -------   -------
     Pro forma net income........................  $ 6,338   $ 6,316   $ 9,934
                                                   =======   =======   =======
Diluted earnings per share, as reported..........  $  0.39   $  0.39   $  0.61
                                                   =======   =======   =======
Diluted earnings per share, pro forma............  $  0.39   $  0.39   $  0.56
                                                   =======   =======   =======

     The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1995, 1996, and 1997, respectively; no dividend yield, expected volatility of 50%, 50% and 70%, risk-free interest rates of approximately 6.6%, 6.0% and 5.9%, respectively, and expected lives of seven years. The volatility was based on the volatility percentage of Deltek and comparable publicly traded companies since the Company does not have a sufficient history of stock transactions. Income taxes represent the assumed effective rate which the Company would pay if it had terminated its election as an S Corporation, net of any tax benefit for the incremental increase in pro forma compensation expense.

     In 1996, the Company remeasured the fair value of the Book Value Plan options due to the significant changes in the plan discussed above. Based on the Black-Scholes option-pricing model, at the remeasurement date, the 379,500 Book Value Plan options had a fair value of $3.73 per option in 1996, rather than a previous value of $0.31 per option. The incremental effect of this change on a pro forma basis was minimal as the cumulative pro forma compensation expense for the vested options was consistent with the $980,000 of compensation expense recorded by the Company in accordance with APB No. 25.

     Other than the remeasurement of the Book Value Plan, the only other pro forma compensation expense in 1996 related to the options issued under the Accelerated Plan that are expected to vest over five years. Based on the Black-Scholes option-pricing model, at the grant date the 679,500 options outstanding had a fair value of $2.43 per option.

                              DELTEK SYSTEMS, INC.

11.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     The following unaudited quarterly data has been prepared from the financial records of the Company without audit, and reflects all adjustments which, in the opinion of management, were of a normal recurring nature and necessary for a fair presentation of the results of operations for the interim periods presented.

                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                     1996        1996         1996            1996
                                   ---------   --------   -------------   ------------
Net sales........................   $ 9,434    $ 8,855       $10,618        $12,804
Gross profit.....................     6,146      5,452         7,133          9,043
Net income.......................     2,462        928         2,724          4,339
Pro forma net income.............     1,553        518         1,637          2,707
Pro forma basic net income per
  common share...................   $   .10    $   .03       $   .10        $   .17
Pro forma diluted net income per
  common share...................   $   .10    $   .03       $   .10        $   .17

                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                     1997        1997         1997            1997
                                    -------    -------       -------        -------
Net sales........................   $12,763    $13,603       $14,501        $16,779
Gross profit.....................     8,847      8,922         9,527         11,265
Net income.......................     3,274      2,458         2,682          3,295
Pro forma net income.............     2,392      2,458         2,682          3,295
Pro forma basic net income per
  common share...................   $   .14    $   .14       $   .15        $   .19
Pro forma diluted net income per
  common share...................   $   .14    $   .14       $   .15        $   .18

                              [INSIDE BACK COVER]

     Collage of names of project-oriented industries together with pictures representing several of the industries.

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS
                          ---------------------------

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Information Concerning Forward-Looking
  Statements..........................   11
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividends...........................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   25
Management............................   35
Principal and Selling Shareholders....   37
Underwriting..........................   39
Legal Matters.........................   40
Experts...............................   40
Additional Information................   40
Incorporation of Certain Documents by
  Reference...........................   41
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
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                                3,400,000 SHARES

                              DELTEK SYSTEMS, INC.
                                     [LOGO]

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                                          , 1998
                              --------------------
                            WILLIAM BLAIR & COMPANY
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                            BEAR, STEARNS & CO. INC.
                           FRIEDMAN, BILLINGS, RAMSEY
                                  & CO., INC.
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq listing fee.

SEC registration fee........................................  $ 26,674
NASD filing fee.............................................     9,542
Nasdaq listing fee..........................................    10,000
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $425,000
                                                              ========

     --------------------
     * To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10 of the Virginia Stock Corporation Act (the "VSCA") allows for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, director, officer, employee or agent of such corporation. The Registrant's Articles of Incorporation (Exhibit 3.1) provide for mandatory indemnification of its directors and officers and for discretionary indemnification of any employee or agent to the full extent permitted by the VSCA, including in circumstances in which indemnification is otherwise discretionary under the VSCA. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct or knowing violation of the criminal law). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Company maintains a policy of directors and officers liability insurance.

     The Underwriting Agreement (Exhibit 1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 16.  EXHIBITS

     a. Exhibits

  EXHIBIT
    NO.                          DESCRIPTION OF EXHIBIT
  -------                        ----------------------
 1*           Form of Underwriting Agreement.
 2.1(2)       Asset Purchase Agreement dated February 12, 1998 between
                SalesKit Software Corporation, Arch Acquisition Corp. and
                the Company.
 2.2(3)       Agreement and Plan of Reorganization among Deltek Systems,
                Inc., Turtledove Acquisition Corp., Harper & Shuman, Inc.,
                Chester A. Shuman, The Harper & Shuman Employee Stock
                Ownership Plan and Trust and the other shareholders of
                Harper & Shuman, Inc.
 3.1(1)       Amended and Restated Articles of Incorporation of the
                Registrant.
 3.2(1)       Amended and Restated Bylaws of the Registrant.
 4.1(4)       Specimen Common Stock certificate of the Registrant.
 5*           Opinion of Hazel & Thomas, P.C.
23.1          Consent of Arthur Andersen LLP.
23.2          Consent of Tofias, Fleishman Shapiro & Co., P.C.
23.3*         Consent of Hazel & Thomas, P.C. included in Exhibit 5.
24            Power of Attorney (contained on the signature page hereto).
27            Financial Data Schedule.

---------------
 *  To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on December 19, 1996 (File No. 333-18247).

(2) Incorporated by reference to the Company's Current Report on Form 8-K dated May 13, 1998 (File No. 0-22001).

(3) Incorporated by reference to the Company's Current Report on Form 8-K dated June 12, 1998 (File No. 0-22001).

(4) Incorporated by reference to the Company's Amendment No. 1 to Registration Statement on Form S-1 filed on January 28, 1997 (File No. 333-18247).

     b. Financial Statement Schedules.

SCHEDULE I -- VALUATION AND QUALIFYING ACCOUNTS

     All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the Consolidated Financial Statements, and related Notes thereto, of the Company.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employer benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder authorized, in the City of McLean, Commonwealth of Virginia, on this 31st day of July, 1998.

                                          DELTEK SYSTEMS, INC

                                          By:    /s/ KENNETH E. DELASKI

                                            ------------------------------------
                                                     Kenneth E. deLaski
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Kenneth E. deLaski and Alan R. Stewart, and each one of them, his true and lawful attorneys-in fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendment thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      CAPACITY                     DATE
                      ---------                                      --------                     ----

               /s/ KENNETH E. DELASKI                  President, Chief Executive Officer     July 31, 1998
-----------------------------------------------------  and Director
                 Kenneth E. deLaski                    (Principal Executive Officer)

                 /s/ DONALD DELASKI                    Chairman of the Board                  July 31, 1998
-----------------------------------------------------  and Treasurer
                   Donald deLaski

                 /s/ ALAN R. STEWART                   Chief Financial Officer and Secretary  July 31, 1998
-----------------------------------------------------  (Principal Financial Officer and
                   Alan R. Stewart                     Principal Accounting Officer)

                 /s/ DARRELL J. OYER                   Director                               July 31, 1998
-----------------------------------------------------
                   Darrell J. Oyer

                /s/ CHARLES W. STEIN                   Director                               July 31, 1998
-----------------------------------------------------
                  Charles W. Stein

                 /s/ ROBERT E. GREGG                   Director                               July 31, 1998
-----------------------------------------------------
                   Robert E. Gregg

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
23.1      Consent of Arthur Andersen LLP
23.2      Consent of Tofias, Fleishman Shapiro & Co., P.C.
24        Power of Attorney (contained on the signature page hereto)
27        Financial Data Schedule

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Deltek Systems, Inc.:

     We have audited in accordance with generally accepted auditing standards the financial statements of Deltek Systems, Inc. included herein and have issued our report thereon dated May 29, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
May 29, 1998

                                                                      SCHEDULE I

                              DELTEK SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                        BEGINNING     AMOUNTS     CHARGED TO   ENDING
                                                         BALANCE    WRITTEN OFF    EXPENSE     BALANCE
                                                        ---------   -----------   ----------   -------
December 31, 1995:
     Bad-debt reserves................................     328         (505)         590         413
December 31, 1996:
     Bad-debt reserves................................     413         (447)         500         466
December 31, 1997:
     Bad-debt reserves................................     466         (174)         281         573

                                       S-2